FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Results January-June 2020	2

The financial information related to January-June 2020 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Q2/H1 20 Financial Results Highlights
July 30, 2020
Resilient performance in COVID-19 crisis
Accelerated delivery against strategic priorities

•COVID-19 impact on financial and operating performance partially offset by significant efficiency improvements and CapEx savings in the quarter.
•Strong operational management focus on four core markets delivered y-o-y organic growth in both Q2 and H1 20 OIBDA-CapEx and OIBDA-CapEx/Revenues margin despite COVID-19 impact.
•Notable improvement in commercial activity throughout the quarter, in particular from June 20.
•2020 OIBDA-CapEx outlook maintained at slightly negative to flat y-o-y in organic terms.
•2020 dividend confirmed at €0.4/share.
•Accelerated delivery against strategic priorities:
–Core markets: Spain, UK, Germany and Brazil
◦Business resilience: OIBDA-CapEx up 1.9% y-o-y in Q2 (organic); margin up 1.3 p.p. vs. Q2 19
◦Increased customer satisfaction: record NPS
◦Enhanced position in the UK through combination of O2 UK and Virgin Media
◦Aiming for consolidation in Brazil: joint binding offer for Oi mobile assets submitted with TIM and Claro
–Reduce exposure to Hispam
◦Business model optimisation: OIBDA-CapEx up 10.2% in Q2 y-o-y organic
◦Reduced equity exposure and increased debt at local level. FX impact largely neutralised
◦Progressing in all strategic options: spin-off and inorganic alternatives. Sale of Costa Rica
–T. Tech
◦Double digit revenue growth despite COVID-19: +18.0% y-o-y organic in H1
◦Driving digital transformation through strategic partnerships with Microsoft, Google Cloud, GE Healthcare…
◦Business carve-outs well advanced
–T. Infra
◦Already one of the world’s largest telecommunication infrastructure companies
◦Accelerated monetisation of assets through €1.5bn towers transaction between Telxius and T. Deutschland
◦Proven track-record in managing infraCos: Telxius scale doubled to 33k towers
–Rolling out new digital operating model
◦Sustained OIBDA-CapEx margin expansion: +1 p.p. vs Q2 19 organic
◦Accelerating digitalisation processes, efficiencies, savings on headquarters.
•Well positioned to capitalise on favorable long-term trends in digital transformation accelerated by recent developments.
•2022 guidance reiterated:
–Organic revenue growth
–2 p.p. improvement in (OIBDA-CapEx)/Revenues ratio vs. 2019

	H1 20				Q2 20

€ in millions	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Organic y-o-y (%) aggregated 4 core markets	Reported	Reported y-o-y (%)	Organic y-o-y (%)	Organic y-o-y (%) aggregated 4 core markets

Revenues	21,706	(10.0)	(3.5)	(1.9)	10,340	(14.8)	(5.6)	(3.8)
OIBDA	7,075	(18.7)	(5.9)	(3.0)	3,315	(25.3)	(10.0)	(6.6)
OIBDA Margin	32.6%	(3.5 p.p.)	(0.9 p.p.)	(0.4 p.p.)	32.1%	(4.5 p.p.)	(1.6 p.p.)	(1.1 p.p.)
OIBDA- CapEx (ex-spectrum)	4,354	(18.4)	(2.3)	2.6	2,079	(20.4)	(0.7)	1.9
OIBDA- CapEx / Revenues (ex-spectrum)	20.1%	(2.1 p.p.)	0.3 p.p.	1.0 p.p.	20.1%	(1.4 p.p.)	1.0 p.p.	1.3 p.p.
Net Income	831	(53.5)			425	(50.7)
EPS (€)	0.13	(58.1)			0.07	(54.0)
FCF (incl. leases principal payments)	1,222	(55.7)			988	(26.6)
Net Financial Debt ex-leases	37,201	(7.5)

•Continuing strong performance in high value accesses (UBB +5% y-o-y; mobile contract +1% y-o-y); and 0.4 p.p. y-o-y decline in Q2 20 churn, resulting increased customer lifetime value.
•Performance underpinned by best-in class infrastructure and network quality; including leadership in fibre.
•Acceleration of digitalisation processes. In four core markets, digital channel mix up to 39%; +11 pp vs Q1; with digital channels sales up +17% vs. Q1 20.
•Q2 20 Group revenues of €10,340m and Group OIBDA of €3,315m, y-o-y declines of -14.8% and -25.3% respectively, reflecting foreign exchange headwinds and COVID-19 impact.
•In Telefónica four core markets organic revenues and OIBDA declines contained at -3.8% and -6.6%, respectively.
•OIBDA-CapEx up 1.9% y-o-y in organic terms in Telefónica's four core markets and 2.6% in H1 20; reflecting effective management of operations during the COVID-19 crisis.
•(OIBDA-CapEx)/Revenues margin up 1.3 p.p. y-o-y in organic terms to 23.4% in Q2 20 in four core markets and up 1.0 p.p. to 23.5% for H1 20.
•Net income reached €425m in Q2 20 (EPS €0.07) and €831m in H1 20. Underlying EPS stood at €0.23 in H1 20.
•Free cash flow improvement in Q2 20 to €988m (€1,222m in H1 20).
•Clear focus on continued debt reduction with net debt down -7.5 % y-o-y to €37,201m as of June 2020 (down €1bn in Q2 20).
•Solid liquidity position of €24bn; €10bn cash position; debt maturities over the next 2 years covered.

Commenting on the announcement, José María Álvarez-Pallete, Chairman and Chief Executive Officer, said:

"Telefónica delivered a resilient performance in a quarter marked by the COVID-19 crisis, as we contained the impact on our revenues through strong operational management, cost control and CapEx management. These actions enabled us to record in our four core markets y-o-y growth in operating cash flow and operating cash flow margin for both Q2 and the half year and reduce net debt by 7.5% y-o-y. There was a notable improvement in commercial activity throughout June, with 100% of stores open in Europe.
This performance reflects the strength and flexibility of our new, streamlined business model and strategy which enabled us to meet significantly increased demand for digital services during the crisis and to grow our core base of high value UBB accesses.
We continued to invest in our networks and to maintain the pace of digitalisation of our operations, while we accelerated delivery against our strategic objectives set out last November, taking major steps forward in the UK and Brazil, optimising our remaining Hispam portfolio, advancing in extracting value from our Infra and Tech businesses and streamlining our new operating model.
On the basis of our performance in the year to date, we confirm our 2020 dividend and maintain our OIBDA-CapEx outlook for 2020 and our guidance for 2022 of revenue and operating cash flow margin growth.
In parallel, Telefónica has today launched a Digital Deal that will help provide a roadmap for governments, civil society and businesses to navigate the ongoing digital transition. We aim to play an active role in helping to rebuild a more digital, productive, sustainable and inclusive society.
I am very proud of our employees and their work to keep our customers connected in these difficult times. I believe we are strongly positioned to navigate the COVID-19 uncertainties ahead and to play our part in supporting economic recovery, while continuing to execute on our new long term strategy as a platform for sustainable growth, value creation and returns for all our stakeholders".

Results presentation
The management will host a webcast to discuss the results at 10am CET on 30 July 2020. To access the webcast, please click here.

For more information, please contact:
Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Telephone: +34 91 482 87 00
ir@telefonica.com

Group summary
Q2 20 financial performance
Group revenues declined by 14.8% y-o-y to €10,340m (a decline of 5.6% y-o-y in organic terms or 3.8% in Telefónica's four core markets), mainly as a result of negative effects of the COVID-19 pandemic on commercial activity across Telefónica’s geographic footprint (estimated impact: -€729m), unfavorable exchange rate movements (impact: -€791m) and changes in the perimeter (impact: -€64m).
Group OIBDA declined by 25.3% y-o-y to €3,315m, due to the negative effects of COVID-19 (estimated impact: -€338m), currencies depreciation (impact: -€297m) and an impairment of goodwill allocated to T. Argentina (impact: -€109m), as well as capital gains in Q2 19 from the sale of assets (impact: -€285m) and changes in the perimeter (impact: -€28m). In organic terms, the OIBDA decline was less pronounced at 10.0% (down 6.6% y-o-y in the four core markets). To mitigate the negative effects of the COVID-19 pandemic, Telefónica implemented a range of measures which resulted in a 4.9% y-o-y organic decline in operating expenses. OIBDA margin stood at 32.1%, down 4.5 p.p. y-o-y or 1.6 p.p. y-o-y in organic terms. Group OIBDA-CapEx improved by 3.1 p.p. q-o-q to -0.7% y-o-y in organic terms (up 1.9% y-o-y in the four core markets).

Q2 20 operating performance
Leveraging its state-of-the-art infrastructure and enhanced customer experience, Telefónica continued to attract and retain high value customers across its core markets during the quarter. The Group’s access base stood at 337.3m at June 2020 (-2% y-o-y excluding T. Centroamérica), with high customer loyalty reflected in the improvement in churn levels of 0.4 p.p. y-o-y and 0.1 p.p. q-o-q. Average revenue per access in Q2 20 (-3.9% y-o-y in organic terms) was affected by the unprecedented COVID-19 crisis.
During the pandemic, Telefónica maintained its customer experience without compromising the safety or quality of its offering, ensuring connectivity and absorbing high levels of traffic (x2 fixed voice and +70% mobile voice, vs. pre-crisis levels in some countries). In recent weeks, traffic has stabilised in Spain, the UK and Germany.
As of June 2020, the UBB network reached 131.2m premises passed (58.2m in own network; +10% y-o-y) with accesses connected increasing by 5% y-o-y, accounting for 72% of total fixed broadband accesses (+7 p.p. y-o-y). The Group plans to continue investing in fibre, which is considered critical thanks to its useful life of more than 30 years, its technological ability to offer much higher speeds (up to 10Gbps to more than 20m premises in Spain with 10-GPON) and to optimise deployment of 5G.
The Group has made further progress on network simplification with the closure of ~500 central offices in Spain and continued customer migration away from the copper network, which is expected to have no residential clients by 2025. In addition to efficiencies generated in energy, space and maintenance this allows Telefónica to free up space for Edge Computing equipment in the coming years (fibre takes up around 15% of copper space).
LTE coverage reached 81% (+3 p.p. y-o-y; 97% Europe and 75% LatAm) with 80% of total traffic conducted via such networks.
Mobile contract accesses increased by 1% y-o-y to 105.8m and IoT by 14% y-o-y to 24.3m.
Customer unified fixed access equipment’s developed in-house reached 37m, of which 6.8m are Home Gateway Units (HGU), which serve 84% of FTTH customers. On the other hand, digitised processes reached 78% of the total in June (+11 p.p. y-o-y).

TELEFÓNICA
ACCESSES
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

Retail Accesses	331,395.2	325,608.8	324,331.2	322,422.2	319,912.7	314,716.0	(3.3)
Fixed telephony accesses	34,262.8	33,202.5	32,338.2	31,285.4	30,348.6	29,618.4	(10.8)
Broadband	21,586.5	21,449.2	21,262.9	20,837.1	20,518.9	20,328.9	(5.2)
UBB	13,580.5	13,931.1	14,191.8	14,280.9	14,434.2	14,630.6	5.0
FTTH	7,121.7	7,525.4	7,923.7	8,223.5	8,565.7	8,955.7	19.0
Mobile accesses (1)	266,348.2	261,849.4	261,795.1	261,532.9	260,434.6	256,201.7	(2.2)
Prepay	142,120.2	135,992.8	134,224.4	131,787.1	129,550.6	126,134.2	(7.2)
Contract (1)	103,834.0	104,494.0	105,176.0	105,970.7	106,196.4	105,792.9	1.2
IoT	20,394.0	21,362.6	22,394.7	23,775.0	24,687.6	24,274.6	13.6
Pay TV	8,828.0	8,768.5	8,601.7	8,437.1	8,287.4	8,243.3	(6.0)
Wholesale Accesses	21,019.8	20,971.6	21,489.4	21,912.7	22,327.0	22,555.0	7.6
Fixed wholesale accesses	3,895.1	3,859.9	3,851.1	3,822.8	3,793.6	3,753.1	(2.8)
Mobile wholesale accesses (1)	17,124.7	17,111.7	17,638.3	18,089.9	18,533.4	18,801.8	9.9
Total Accesses	352,415.0	346,580.4	345,820.6	344,334.9	342,239.7	337,271.0	(2.7)
Notes:
- T. Panamá's accesses excluded since 1 September 2019, T. Nicaragua's since 1 May of 2019 and T. Guatemala's since 1 January of 2019.
(1) In 2019, 665k Mobile contract accesses have been reclassified to wholesale (December 19 base as a reference).

OWN UBB COVERAGE
Unaudited figures (thousands)	2019				2020

	March	June	September	December	March	June	% Chg

UBB Premises passed	51,763.1	53,162.4	54,474.3	55,675.6	56,827.0	58,249.0	9.6
FTTH	35,034.8	36,652.4	38,198.8	39,749.9	41,082.9	42,952.5	17.2

COVID-19 Q2 20 impact and response
Telefónica experienced the most significant effects of the COVID-19 pandemic during Q2 20 as lockdowns imposed across the Group’s markets put unprecedented pressure on both its B2C and B2B segments.
The estimated negative impact of the COVID-19 pandemic on Group revenue performance amounted to -€729m in Q2 20, largely due to lower service revenues and handset sales. The decline in services revenues was driven by lower roaming revenues and commercial activity in the B2C segment, along with project delays and lower SME revenues which affected performance in the B2B segment.
The COVID-19 crisis also contributed to the significant depreciation of Latin American currencies versus the euro during the second quarter. This FX negatively affected reported Group revenues and OIBDA by -€791m and -€297m€, respectively.
To mitigate the negative impacts of the pandemic on Telefónica's operations, management took proactive steps to reduce costs (Q2 20 OIBDA impact of COVID-19 -€338m), such us those related to handsets, roaming, IT and commercial costs (e.g. advertising and commissions). This led to a 4.9% y-o-y organic reduction in OpEx in Q2 20. The Group also benefited from 0.4 p.p. lower churn rates y-o-y. In addition, CapEx savings (-22.3% y-o-y organic in Q2 20) where achieved as management adapted execution in response to market developments. This resulted in lower investments in mobile and UBB rollouts, as well the Group’s commercial program and B2B projects.
To support communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers.

•Making the Group’s high-tech buildings available for pubIic use (O2 Arena in London and the O2 Tower in Munich).
•Providing customers with free mobile data and additional entertainment services at no extra costs.
•Accelerating payments to suppliers with liquidity problems and offering flexible payment terms.
•Maintaining the 2020 dividend for shareholders; with enhancing financial flexibility with a voluntary scrip dividend introduced for the 2020 calendar payments.
More fundamentally, Telefónica's state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote working and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Digitalisation also proved a key lever for Telefónica in this crisis. As processes accelerated and customer needs crystallised, the Group acted swiftly to help communities and companies adapt to market developments and enhance their competitiveness in the new environment. Digitalisation and sustainability have both emerged as the drivers of economic recovery. In this context, Telefónica took the decision to bring forward its zero net emissions target to 2030 in the four core markets, from 2050 previously.

COVID-19 estimated impacts
	Q2 20				H1 20
	Revenues		OIBDA		Revenues		OIBDA

(Mill € aprox.)	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth	COVID-19	Impact to org. growth

SPAIN	194	(6.1 p.p.)	74	(5.5 p.p.)	213	(3.4 p.p.)	83	(3.2 p.p.)
UK	130	(7.6 p.p.)	62	(11.4 p.p.)	130	(3.8 p.p.)	75	(7.1 p.p.)
GERMANY	38	(2.1 p.p.)	19	(3.2 p.p.)	38	(1.1 p.p.)	23	(2.1 p.p.)
BRAZIL	99	(5.0 p.p.)	80	(9.9 p.p.)	116	(2.8 p.p.)	80	(4.8 p.p.)
HISPAM	255	(9.0 p.p.)	103	(10.7 p.p.)	293	(5.3 p.p.)	110	(6.1 p.p.)

TOTAL GROUP	729	(6.1 p.p.)	338	(7.8 p.p.)	806	(3.4 p.p.)	371	(4.4 p.p.)

Funding and capital allocation
Free cash flow for Q2 20 amounted to €988m, compared to €233m in Q1 20, mainly due to €435m lower interest payments, €358m lower working capital consumption, €222m lower lease principal payments, partially offset by €167m higher dividends paid to minorities, and reduction in OIBDA-CapEx.
Net financial debt at June 2020 totalled €37,201m, down by €1,022m compared to March, positively impacted by free cash flow generation of €988m, net financial investments of €13m and other net factors totaling €251m (including the lower value in euros of net debt in foreign currencies of €183m net of extending payment terms with suppliers or the factoring firm and other effects of €68m). Net financial debt was negatively impacted by shareholder remuneration of €21m (including coupon payments of capital instruments) and labour-related commitments of €209m.
The Group, in the current low-interest rate environment, re-financed in H1 20 €9,047m of its net debt thereby extending its average life to 11.2 years (December 2019: 10.5 years). Telefónica’s debt maturities remain covered over the next two years and the Group maintains a solid liquidity position of €23,698m as of June 2020. Furthermore, the Group has £4bn of additional liquidity to secure the financing of the joint venture of O2 with Virgin Media.
Following the approval of "Telefónica's Flexible Dividend" at the Annual General Shareholder's Meeting held on June 12, 2020, the shareholders of 36.99% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica S.A., with 63.01% opting for new shares. This resulted in a gross amount paid of €371m, implying more than €600m in savings for the Group under the voluntary scrip, providing additional financial flexibility in this unprecedented crisis.

Strategy update
In November 2019, Telefónica set out its medium and long term value creation strategy aimed at building a scalable platform for future service revenue growth and returns, based on five key pillars, to:
1.Focus on our core Spain, Germany, UK and Brazil businesses
2.Reduce exposure to our non-core Hispam portfolio
3.Launch a global Tech business
4.Create a global Infra businesses
5.Streamline and digitalise our operating model
Throughout H1 20, the Group accelerated its delivery against the strategic objectives for each of these pillars, despite the significant challenges posed by the COVID-19 crisis. In light of recent developments, the focus across Telefónica’s operations has been on reinforcing resilience, leveraging opportunities to enhance efficiency and reduce exposure to emerging risks, and supporting economic recovery across the Group’s key markets. As such, our sustainable business model's focus on growth, efficiency and trust remained intact.

1.Focus on our core Spain, Germany, UK and Brazil businesses
These large, attractive markets are our free cash flow and capital generation engines. In each of these markets, Telefónica is well positioned with the right scale, quality of network, services and market strategies to capture and monetise ever rising demand for data effectively, through improving operating leverage over time. Our core operations are well-invested with CapEx spend largely complete.
Strategic objectives
Telefónica intends to optimise value creation by prioritising investment in its core operations to foster sustainable and profitable growth which will enable the return of cash to shareholders. The value generated by these operations is expected to in turn drive continued organic de-leveraging of the Group.
Key developments
UK: Combination of O2 and Virgin Media enhances Telefónica’s position in the UK and provides an opportunity to improve operating leverage over time.
The 50:50 joint venture between Telefónica and Liberty Global to create a nationwide integrated communications provider in the UK through the combination of O2 and Virgin Media was announced on 7 May 2020. Both parties expect to receive net cash proceeds at closing following a series of recapitalisations that will generate £5.7 billion in proceeds for Telefónica and £1.4 billion for Liberty Global (after an equalisation payment to Telefónica of £2.5 billion). The joint venture is expected to deliver substantial synergies valued at £6.2 billion on a net present value basis after integration costs, and equivalent to cost, CapEx and revenue benefits of £540 million on an annual basis by the fifth full year post-closing. The joint venture will target ongoing net leverage of 4.0-5.0x, with proceeds from any future free cash flow generation and financing to be distributed equally between Telefónica and Liberty Global. The transaction is expected to close around the middle of 2021.
Brazil: Driving consolidation in Brazilian telecoms through binding bid for Oi, submitted jointly with TIM and Claro
Telefónica is driving consolidation of the Brazilian telecoms market through its binding bid for Oi, submitted jointly with TIM and Claro. The transaction, if completed, will generate significant value through synergies, while helping to rationalise the market and make it more profitable going forward.
Spain:
On 2 July 2020, Telefónica acquired the broadcasting rights to the Champions League and UEFA Europa League, as well as the UEFA Europa Conference League and UEFA Youth League, for the next cycle comprising 3 seasons between 2021 and 2023. The agreement guarantees all media rights for Telefónica’s residential and catering customers in Spain, and reinforces the Group’s commitment to football as the main axis of its sports content.

On 17 June 2020, the European Commission approved the creation of Buendía Estudios, a joint venture between Telefónica and Atresmedia, aimed at creating and producing audiovisual content in Spanish and developing a large part of its activities for third operators. This collaboration reinforces Telefónica’s ability to promote its original productions in Spanish across the global market.
On 10 June 2020, Telefónica became the first telecommunications company in the world to join forces with a leading cloud game developer company, EPIC GAMES, to facilitate in-game purchases through the operator's bill over Movistar’s Online Payments system. This service will initially only be available in Spain, however, a rollout in other countries across Telefónica footprint’s is planned going forward, in line with the Group’s strategic focus on gaming and eSports.
Other core market developments:
To further enhance its ability to attract and retain customers, Telefónica has signed several new partnerships during 2020, including the following:
•Disney, for Disney+ content in Spain and the UK
•Prosegur, a joint venture in the smart alarm space in Spain
•Movistar Car/ Eurotaller; to become an official distributor in Spain
•Ericsson, for 5G roll out in Germany
•Netflix, for integration into IPTV platform in Brazil
In addition, Telefónica continues to expand its leading FTTH networks in Spain and Brazil, while its largest mobile network in Germany is being reinforced through growing mobile coverage and increasing urban capacity.

2. Reduce exposure and optimise our non-core Hispam portfolio
Telefónica has classified its operations across Latin America (excluding Brazil) as non-core, given the challenging market conditions across these markets and their declining contribution to revenues and profitability in recent years. These operations retain attractive positions within their national markets, but have since November 2019 been operationally autonomous and managed as an independent unit.
Strategic objectives
Telefónica seeks to optimise its Hispam operations to streamline its Group structure and core market focus, reduce exposure to emerging markets and foreign exchange volatility, and to accelerate its de-leveraging.
Key developments
Telefónica continued to streamline its portfolio, with the sale of its business in Costa Rica to Liberty Latin America, bringing its disposal plans back on track within just three months following the disappointing third party failure to honour contractual terms for its sale.
Telefónica also continued to monetise assets that have a higher value for third parties as a way of optimising its capital allocation. Examples of such initiatives include sales of towers (2,400 towers sold during the last 12 months, to Telxius in Chile and Perú, and to Phoenix Towers in Colombia and Ecuador), buildings and data centres.
In parallel, the Group is exploring network sharing agreements to reduce capital intensity and optimise investment. The unprecedented network sharing agreement signed with AT&T in Mexico represents an important milestone in this respect.
In addition, Telefónica is reviewing numerous options to further reduce its exposure to the region and is preparing for potential operational and financial spin-offs going forward.

3.Launch Telefónica Tech - a global digital business
Telefónica Tech is a global business providing the Group with the agility to leverage rising demand for technology services including cloud, cybersecurity and IoT/Big Data in the business segment.

Strategic objectives
Telefónica Tech aims to accelerate existing revenue growth streams, making them more visible and increasing optionality (e.g. M&A, monetising a stake, bringing in a partner to provide resources or capabilities).
Key developments
Telefónica has signed strategic agreements with global providers including Amazon Web Services, Microsoft, Google, GE Healthcare, Fortinet and has invested in Nozomi Networks, a leader in industrial IoT cybersecurity.
On 28 July 2020, Axiata joins the Telefónica Partners Program as the only Asian partner signing a strategic partnership. The agreement leverages on the companies' footprint in Asia, Europe and LatAm and focuses on sales to multinational corporations of cybersecurity, cloud and IoT/Big Data services, sharing their expertise in the B2B value chain and cooperation in strategic projects.
On 6 July 2020, Telefónica and SAP España signed an alliance to accelerate digital transformation of Spanish businesses. The agreement will allow Telefónica to distribute SAP licenses as part of its offer of cloud solutions, as well as to offer for the first time services associated with the private cloud from its data centre in Madrid.
On 11 June 2020, Telefónica formed a partnership with Google Cloud to foster digital transformation and advance 5G mobile edge computing in Spain. Google Cloud intends to open a new cloud region in Spain that will leverage Telefónica's infrastructure in the Madrid region. Telefónica and Google will jointly develop a portfolio of solutions for 5G using Google Cloud's Mobile Edge Computing platform.
On May 26 2020, ElevenPaths, the Cyber Security Company which forms part of Telefónica Tech announced that it had achieved Amazon Web Services (AWS) Security Competency status.
On February 25 2020, Microsoft Corp. and Telefónica announced plans to further expand their global strategic partnership to accelerate digital transformation for public and private entities of all sizes. Together, the two companies will help their respective customers leverage the cloud to more quickly, securely and easily innovate and scale their operations to create new business opportunities and improve competitiveness.
T. Tech carve outs
In line with its strategy, Telefónica will complete some of the carve-outs in the cybersecurity space required to create a separate entity for these businesses by the end of July. The Group plans to implement the same in Cloud and IoT/big data segments.
Despite the challenging environment, performance of these businesses remains strong, with revenue growth in H1 20 of 26.6% y-o-y in cloud and 19.7% in cybersecurity.

4. Launch Telefónica Infra - our global infrastructure business
Telefónica Infra will operate as a portfolio manager owning stakes in infrastructure vehicles to maximise value creation for the Group. T. Infra is developing infrastructure assets and making progress in some asset classes (towers, submarine cable, fibreCos and data centres).
Strategic objectives
Telefónica Infra’s strategic objectives are to:
(i) Crystallise value of Telefónica infrastructure assets and capabilities
(ii) Capture future value from infra assets and co-investments
(iii) Improve Telefónica business lines’ competitive position, accelerating operating companies growth and improving returns through efficient deployment models
Key developments
On 8 June 2020, Telefónica Infra accelerated the monetisation of infrastructure assets through a €1.5 billion transaction between Telxius, an infrastructure company majority-owned by Telefónica Infra, and Telefónica Deutschland.
As part of the agreement, Telxius is to acquire approximately 10,100 sites, which will see it double the size of its tower portfolio since 2016 to over 32,900 sites, improving returns through efficient deployment models and cementing its position as one of the leading global infrastructure operators. The transaction will reduce Telefónica Group's net debt by approximately €500m by 2021.

5. Streamline and digitalise our operating model
Telefónica has a long track record of capitalising on the growing opportunities presented by digitalisation of the customer experience. This strategic pillar reinforces the focus on such initiatives within Telefónica’s operations, helping to create a more agile, streamlined operating model.
Strategic objectives
Telefónica’s new operating model is expected to accelerate the simplification and digitisation of the Group's operations going forward, supporting the Telefónica´s efforts to grow (OIBDA-CapEx)/Revenues by 2 p.p. by 2022 in organic terms vs. 2019.
Key developments
Accelerated digitalisation
During H1 20, Telefónica achieved significant progress in digitalisation of its business, with digital sales in its four core markets increasing by 53% compared to H1 19. In addition to customer facing operations, the number of robots automating internal processes increased to 1,864 (x3.4 y-o-y).
Process optimisation and innovation
Telefónica’s automation program is aimed at improving customer experience, quality of service and at capturing efficiencies. The Group’s Open Innovation program is focused on generating revenue and new services through investments in disruptive startups. Telefónica demonstrated its unwavering commitment to this goal during the COVID-19 crisis, with investments into 20 new startups, adding up to a total of 521 by the end of June, of which more than 140 are already adding value to the Group’s clients. One of the highlights of Q2 20 was Telefónica’s investment in Cobrainer, a data analytics company specialised in developing software for the analysis and visualisation of an organisation’s expertise knowledge.
Streamlined HQ and support functions
Telefónica is in the process of streamlining its support functions, both at business line level and at its headquarters. During H1 20, these efforts resulted in a 6% y-o-y reduction in headquarters costs.

Priorities for the future
Looking forward, Telefónica's priority is to continue executing and delivering the value creation potential in its strategy. Accordingly, the Group has identified three short-term priorities within each of our 5 pillars.
Focus on our core Spain, Germany, UK and Brazil businesses:
a.stabilise operating cash flow generation to mitigate COVID-19 impact
b.close the transaction with Liberty Global in the UK and advance Brazilian mobile consolidation
c.strengthen our competitive advantage via FTTH deployments and partnerships
Reduce exposure to our non-core Hispam portfolio:
a.stabilise organic cash flow generation to mitigate COVID-19 impact
b.close Costa Rica and El Salvador deals
c.further develop strategic options
Launch a global tech business (Telefónica Tech):
a.maintain strong growth momentum
b.strengthen capabilities through focused inorganic acquisitions
c.finalise outstanding carve outs
Create a global Infra business (Telefónica Infra):
a.close the German towers acquisition transaction
b.continue to develop strategic options
c.increase towers tenancy ratio

Streamline and digitalise our operating model:
a. accelerate digitalisation
b. expand network sharing agreements
c.further progress simplification and streamlining

Outlook
Notwithstanding the impact of COVID-19, the results for the first half of 2020 are in line with the Group’s expectations and, based on the signs of recovery observed in June and the proactive measures taken to reduce operational and capital expenditure, Telefónica remains on track to deliver its 2020 outlook.
The dividend for 2020 is confirmed at €0.40, the first tranche of which (€0.20) is payable in December 2020 through a voluntary scrip dividend and the second tranche (€0.20) in June 2021, for which the adoption of the corresponding corporate resolutions will be proposed in due course.
We reiterate our guidance for 2022 reflecting our confidence in sustained demand and long-term growth trends for connectivity and digital services.

TELEFÓNICA
2020 OUTLOOK
	2020 Outlook (y-o-y organic change)	Jan - Jun 2020
		% Chg. Organic

	OIBDA-CapEx is to be slightly negative to flat	(2.3)%

Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

TELEFÓNICA
GUIDANCE 2019-2022
2019-2022 Guidance

Revenue growth
+ 2 p.p. (OIBDA-CapEx)/Revenues ratio

Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

Financial performance
Consolidated results: Solid performance amidst COVID-19 crisis
•Performance reflects FX headwinds and COVID-19 impact; which negatively affected revenues by -€791m and -€729m respectively and OIBDA by -€297m and -€338m in Q2 20
•Q-o-q improvement of 3.1 p.p. in OIBDA-CapEx (-0.7% y-o-y organic) demonstrate Telefónica’s strong focus on profitability and proven execution skills. (OIBDA-CapEx)/Revenues grew by 1.0 p.p. vs. Q2 19
•Q2 20 OpEx down 4.9% y-o-y in organic terms owing to rigorous cost management
•Free cash flow expansion in Q2 20 (€1bn) is a key driver of this quarter's debt reduction (-€1bn)
•Strong liquidity thanks to attractive long-term financing

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	21,706	24,121	(10.0)	(3.5)	10,340	12,142	(14.8)	(5.6)
Other income	683	1,229	(44.4)	(14.1)	309	694	(55.5)	(33.2)
Operating expenses	(15,189)	(16,611)	(8.6)	(2.7)	(7,219)	(8,364)	(13.7)	(4.9)
Impairments & losses on disposal of assets	(124)	(37)	233.1	(44.1)	(115)	(34)	238.7	(39.1)
Underlying operating income before D&A (OIBDA)	7,232	8,368	(13.6)		3,430	4,259	(19.5)
Operating income before D&A (OIBDA)	7,075	8,702	(18.7)	(5.9)	3,315	4,438	(25.3)	(10.0)
OIBDA Margin	32.6%	36.1%	(3.5 p.p.)	(0.9 p.p.)	32.1%	36.5%	(4.5 p.p.)	(1.6 p.p.)
Depreciation and amortisation	(4,951)	(5,248)	(5.7)	0.7	(2,282)	(2,633)	(13.4)	(0.9)
Operating income (OI)	2,124	3,454	(38.5)	(17.7)	1,033	1,804	(42.7)	(25.3)
Share of profit (loss) of investments accounted for by the equity method	5	7	(38.3)		3	3	(9.6)
Net financial income (expense)	(749)	(852)	(12.1)		(321)	(441)	(27.2)
Profit before taxes	1,380	2,609	(47.1)		716	1,367	(47.7)
Corporate income tax	(420)	(555)	(24.3)		(224)	(321)	(30.2)
Profit for the period	960	2,054	(53.3)		491	1,046	(53.0)
Attributable to equity holders of the Parent	831	1,787	(53.5)		425	862	(50.7)
Attributable to non-controlling interests	129	267	(51.8)		66	184	(63.9)

Weighted average number of ordinary shares outstanding during the period (millions)	5,148	5,124	0.5		5,164	5,122	0.8
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.13	0.32	(58.1)		0.07	0.16	(54.0)
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.23	0.32	(27.8)		0.12	0.16	(23.3)
Notes:
- Other income includes “internal expenditure capitalised in fixed assets” and “gain on disposal of assets”.
- Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€142m in January-June 2020 and €152m in January-June 2019), by the weighted average number of ordinary shares outstanding during the period.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro.
- Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.

In Q2 20, the COVID-19 crisis contributed to the depreciation of Latin American currencies versus the euro. This exchange rate trend negatively affected the Company's reported results, contributing 6.5 p.p. to the Group's y-o-y revenue decline and 6.7 p.p. to the OIBDA decline in Q2 20. The key factor in this regard was the depreciation of the Brazilian real against the euro and to a lower extent the depreciation of the Chilean Peso against the euro (-4.9 p.p. and -5.1 p.p. respectively in H1 20). The -€448m negative impact in H1 20 at OIBDA level was largely contained, with cash flow generation affected by a much lower of -€111m. Furthermore, at net debt level, FX had a positive impact of €1.0bn in H1 20 or €1.7bn in net debt plus leases.
Following the agreement reached between Telefónica and Liberty Global to combine their operating businesses in the UK, and in accordance with IFRS 5, T. UK’s assets and liabilities have been reclassified as held for sale in the consolidated statement of financial position at June 30, 2020. Accordingly, T. UK’s non-current assets ceased to be amortised and depreciated.
Revenues declined by 14.8% y-o-y to €10,340m in Q2 20 (a decline of 5.6% y-o-y in organic terms or 3.8% in the four core markets), mainly due to the -€729m negative impact of COVID-19, the FX impact of -€791m and changes in the perimeter resulting in a negative impact of -€64m. In H1 20, revenues decreased by 10.0% y-o-y to €21,706m (down 3.5% y-o-y in organic terms or 1.9% in the four core markets).
Service revenues decreased by 5.0% y-o-y in organic terms in Q2 20, affected by the negative impacts of COVID-19 that resulted in lower roaming revenues and commercial activity in the B2C segment, along with project delays and lower SME revenues which affected performance in the B2B segment. However, it is worth highlighting the strong growth in revenues from broadband connectivity and services beyond connectivity (+4 p.p. y-o-y to 67% of total service revenues) while the share of voice and access continued to decrease (-4 p.p. y-o-y to 31%). The fall in handset sales in stores in all countries as a result of lockdowns (Group handset sales decreased -11.1% y-o-y in organic terms in Q2 20), was partly offset by digital handset renewal programs and increased online sales, resulting in stable handset revenues in the four core markets in H1 20 (+0.9% y-o-y in organic terms).
Digital service revenues decreased by 0.6% y-o-y in Q2 20 to €1,687m (+2.8% y-o-y to €3,582m in H1 20) driven by Tech services (Cloud, IoT/Big Data and Cybersecurity) which continue to grow in H1 20 (€756m; +18.0% y-o-y) and by Video (€1,421m; -2.1% in H1 20). The Group's video base stood at 9.7m accesses (8.2m Pay TV and 1.4m active OTT accesses) with strong growth in OTT accesses (+26% y-o-y).
Other income totalled €309m in Q2 20 compared to €694m in the same period of 2019, which included €285m of capital gains from the sale of assets. In H1 20, other income amounted to €683m (vs. €1,229m in H1 19, which included €0.5bn of capital gains from the sale of assets).
Operating expenses declined by 13.7% y-o-y in Q2 20 to €7,219m (-8.6% y-o-y to €15,189m in H1 20), positively affected by foreign exchange movements and changes in the perimeter. In organic terms, the improvement amounted to 4.9% y-o-y in Q2 20 (-2.7% y-o-y in H1 20) as a result of the measures implemented by Telefónica to mitigate the negative effects of the COVID-19 pandemic, driving down direct (handsets, roaming and IT) and commercial costs (advertising and commissions).
The average number of staff during H1 20 stood at 113,621 employees (-4.5% y-o-y).
Impairments & losses on disposal of assets, amounted to €115m in Q2 20 (€124m in H1 20) and were mainly associated with an impairment loss recognised on the goodwill assigned to T. Argentina of -€109m.
Operating income before depreciation and amortisation (OIBDA) declined by 25.3% y-o-y to €3,315m in Q2 20 (-18.7% y-o-y to €7,075m in H1 20) mainly as a result of the negative impacts of COVID-19 (-€338m), currencies depreciation (-€297m) and the impairment of goodwill allocated to T. Argentina (-€109m), as well as capital gains from the sale of assets in Q2 19 (-€285m) and changes in the perimeter (-€28m). In organic terms, OIBDA decreased by 10.0% y-o-y in Q2 20 (-5.9% y-o-y in H1 20) while OIBDA of the four core markets decreased at a lower rate of 6.6% y-o-y (-3.0% y-o-y in H1 20).
Underlying OIBDA totalled €3,430m in Q2 20 (down 19.5% y-o-y), excluding mainly the impairment of goodwill allocated to T. Argentina totalling -€109m. In H1 20, underlying OIBDA amounted to €7,232m (-13.6% y-o-y).
OIBDA margin stood at 32.1% in Q2 20 and decreased by 1.6 p.p. y-o-y in organic terms (-4.5 p.p. y-o-y reported) while in H1 20 OIBDA margin remained virtually stable (-0.9 p.p. y-o-y) at 32.6% (-3.5 p.p. y-o-y reported).
Depreciation and amortisation decreased by 13.4% y-o-y to €2,282m in Q2 20 (-0.9% y-o-y in organic terms) mainly due to the positive impact of currencies evolution and lower amortisation of T. UK (+€204m) since its assets were no longer depreciated after their classification as assets held for sale following the agreement reached with Liberty Global. All this was partially offset by higher amortisation as a result of the accelerated depreciation of certain assets in T. México (-€93m). In H1 20, depreciation and amortisation decreased by 5.7% y-o-y to €4,951m (+0.7% y-o-y in organic terms).

Operating income (OI) reached €1,033m in Q2 20, down 42.7% y-o-y or down 25.3% y-o-y in organic terms. In H1 20, it declined by 38.5% y-o-y to €2,124m (-17.7% y-o-y in organic terms).
Net financial expenses declined by 27.2% y-o-y in Q2 20 to €321m, as a result of debt reduction and lower cost of debt. In H1 20, net financial expenses decreased by 12.1% y-o-y to €749m.
Corporate income tax in Q2 20 declined by 30.2% y-o-y to €224m, mainly due to lower results before taxes. In H1 20, corporate income tax totalled €420m, a decline of 24.3% y-o-y.
Profit attributable to non-controlling interests declined by 63.9% y-o-y in Q2 20 to €66m, mainly due to lower profit attributable to minority interests of T. Centroamérica and T. Brazil, partially offset by lower negative profit attributable to minority interests of T. Deutschland. In H1 20 it decreased by 51.8% y-o-y to €129m.
Profit attributable to equity holders of the parent company decreased by 50.7% y-o-y to €425m in Q2 20 (-53.5% y-o-y to €831m in H1 20). In underlying terms, it totalled €699m in Q2 20 (down 22.0% y-o-y) after excluding -€275m of other impacts (mainly -€109m of impairment of goodwill allocated to T. Argentina, -€93m of accelerated depreciation in T. México and -€68m of amortisation charges arising from purchase price allocation processes). In H1 20, it was down 26.1% y-o-y to €1,318m.
Earnings per share amounted to €0.07 in Q2 20, down 54.0% y-o-y, with underlying EPS at €0.12, down 23.3% y-o-y. In H1 20, EPS amounted to €0.13 (-58.1% y-o-y) and underlying EPS equated to €0.23 (-27.8% y-o-y).
CapEx decreased by 19.6% y-o-y to €2,721m in H1 20. In organic terms, it decreased by 11.3% y-o-y due to effective management of CapEx during the COVID-19 pandemic, which remained focused on accelerating seamless connectivity (deployment of LTE and fibre networks, increased network capacity and virtualisation) and improving quality and customer experience (implementation of AI in the Company's technology platforms).
OIBDA-CapEx decreased by 18.1% y-o-y to €4,354m in H1 20, or 2.3% y-o-y in organic terms, despite the resilient performance across the four core markets which recorded an organic increase of 2.6% y-o-y.
OIBDA-CapEx/Revenues stood at 20.1% in H1 20, up 0.3 p.p. y-o-y in organic terms (-2.0 p.p. y-o-y reported). Organic performance across Telefónica’s four core markets was ahead of the Group average with OIBDA-CapEx/Revenues up 1.0 p.p. y-o-y to 23.5% in H1 20.
Working capital consumption amounted to €921m in H1 20 compared to €669m in H1 19, mainly due to lower CapEx, higher restructuring payments accrued in 2019, as well as pre-payments resulting from the agreement with AT&T in Mexico. All this was partially offset by seasonal impacts and higher collections from the sale of assets. It is worth highlighting the execution of factoring measures on accounts receivable and extension of payment terms with suppliers or the factoring firm where those had been discounted.
Interest payments decreased by 7.7% y-o-y in H1 20 to €897m, mainly due to debt reduction. The effective cost of interest payments over the last 12 months stood at 3.29% as of June 2020 (excluding the effect of IFRS 16: 3.41%).
Tax payments in H1 20 amounted to €357m compared to a tax credit of €471m in the same period of 2019, mainly due to the impact of lower refunds in previous years in Spain, including the €702m extraordinary refund in Q1 19.
Operations with minority shareholders had a negative impact of €175m on free cash flow generation in H1 20 (compared to -€292m in H1 19).

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - June

	2020	2019	% Chg

OIBDA	7,075	8,702	(17.4)
- CapEx accrued during the period	(2,721)	(3,385)
- Non-cash items & Others	110	(269)
- Working Capital	(921)	(669)
- Net interest payment	(897)	(972)
- Payment for tax	(357)	471
- Dividends paid to minority shareholders	(175)	(292)
= Free Cash Flow excluding Lease Principal Payments	2,113	3,587	(41.1)
- Lease Principal Payments	(891)	(831)
= Free Cash Flow including Lease Principal Payments	1,222	2,756	(55.7)
Weighted average number of ordinary shares outstanding during the period (millions)	5,148	5,124
= Free Cash Flow per share (euros)	0.24	0.54	(55.9)

Free cash flow totalled €1,222m in H1 20, down €1,534m compared to H1 19, mainly due to the aforementioned €702m extraordinary tax refund in Spain in Q1 19, the reduction in OIBDA-CapEx, and higher working capital consumption (-€252m), all this partially offset by lower dividends paid to minorities (+€117m). Principal payments of lease liabilities totalled €891m in H1 20.

Funding position
Net financial debt at the end of June 2020 totalled €37,201m, down €543m compared to December 2019, positively impacted by free cash flow generation of €1,222m, net financial investments of €9m and other net factors totaling €900m. This is mainly due to the lower value in euros of net debt in foreign currencies of €972m, net of extending payment terms with suppliers or the factoring firm and other effects of €72m. Net financial debt was negatively impacted by the net amortisation of capital instruments amounting to €723m, shareholder remuneration of €372m (including coupon payments of capital instruments) and labour-related commitments of €493m.
Net financial debt including lease liabilities amounted to €43,637m at June 2020 (compared to €45,123m at December 2019).

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
June 2020

Non-current financial liabilities	44,636
Current financial liabilities	9,471
Gross Financial Debt	54,107
Cash and cash equivalents	(6,815)
Current financial assets	(3,604)
Non-current financial assets	(5,916)
Mark-to-market adjustment by cash flow hedging activities related to debt	222
Other current assets and liabilities	(1,112)
Other non-current assets and liabilities	319
Net Financial Debt	37,201
Lease Liabilities	6,436
Net Financial Debt including Lease liabilities (1)	43,637
Notes:
(1) Includes assets and liabilities defined as net financial debt including Lease liabilities for UK, El Salvador and Costa Rica, that are classified as non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €3,969m, €3,691m included as financial liabilities and €7,660m included as financial assets

June 2020

Net Financial Debt / OIBDAaL adjusted (1)	2.68x

Notes:
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - June

	2020	2019	% Chg

Net financial debt at beginning of period	37,744	41,074
+ Free Cash Flow including Lease Principal Payments	(1,222)	(2,756)
+ Hybrids	723	(186)
+ Shareholder remuneration (including hybrid coupons)	372	1,275
+ Pre-retirement commitments	493	419
+ Net financial investments	(9)	(321)
+FX & Others	(900)	726
Net financial debt at end of period	37,201	40,230	(7.5)
+ Lease Liabilities	6,436	7,542
Net Financial Debt plus Lease Liabilities at end of period	43,637	47,772

Telefónica, in the current low-interest rate environment, re-financed in H1 20 €9,047m of its debt (excluding commercial paper and short-term bank loans), which allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of June 2020, the Group has covered debt maturities over the next two years. The average debt life was extended to 11.2 years, from 10.5 years in December 2019.

Financing activities in Q2 20
•In May, T. Emisiones completed a senior debt issuance in two tranches, €1,250m maturing in 7.25 years and €750m maturing in 12 years with coupons of 1.201% and 1.807%, respectively. At the same time, it launched a tender offer for the purchase of four existing senior bonds references in euros maturing in 2021 and 2022. Total repurchase of bonds amounted to €894m nominal amount.
•Also in May, T. UK, signed a financing agreement for £4,000m with 32 financial institutions.
After June 30, 2020, in July, T. Emisiones completed a 20 year issuance of €500m with a coupon of 1.864% and Colombia Telecomunicaciones, S.A. ESP. launched a $500m bond maturing in 10 years with a coupon of 4.95%.
Throughout H1 20, Telefónica Group obtained funding amounting to €91m (H1 19: €251m) by extending payment terms with suppliers or the factoring firm.
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,911m as of June 2020.
Undrawn, committed credit lines with different credit institutions amounted to €13,279m as of June 2020 (€12,517m maturing in over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €23,698m. In addition to that, the Group has £4bn of additional liquidity to secure the financing of the joint venture of O2 with Virgin Media.

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - June	% Chg		April - June	% Chg

	2020	Reported	Organic	2020	Reported	Organic

Revenues	21,706	(10.0)	(3.5)	10,340	(14.8)	(5.6)
Telefónica España	6,106	(3.4)	(3.4)	3,028	(5.2)	(5.2)
Telefónica Deutschland	3,636	2.0	2.0	1,790	0.3	0.3
Telefónica UK	3,370	(1.2)	(1.1)	1,632	(5.2)	(3.8)
Telefónica Brasil	3,954	(21.4)	(3.2)	1,739	(29.5)	(5.1)
Telefónica Infra (Telxius)	415	(4.7)	(4.2)	208	(3.5)	(2.2)
Telefónica Hispam	4,085	(18.6)	(7.9)	1,881	(28.0)	(10.8)
Other companies & eliminations	139	(59.4)	c.s.	62	(58.1)	(4.7)

OIBDA	7,075	(18.7)	(5.9)	3,315	(25.3)	(10.0)
Telefónica España	2,436	(9.3)	(5.4)	1,211	(8.9)	(8.9)
Telefónica Deutschland	1,095	(0.5)	(2.0)	563	(2.7)	(5.2)
Telefónica UK	1,012	(3.8)	(3.8)	496	(9.5)	(8.2)
Telefónica Brasil	1,666	(18.7)	—	716	(28.5)	(3.3)
Telefónica Infra (Telxius)	268	5.9	6.7	133	7.2	9.1
Telefónica Hispam	863	(35.6)	(12.7)	361	(48.6)	(14.5)
Other companies & eliminations	(265)	c.s.	69.3	(165)	c.s.	(0.1)

OIBDA margin	32.6%	(3.5 p.p.)	(0.9 p.p.)	32.1%	(4.5 p.p.)	(1.6 p.p.)
Telefónica España	39.9%	(2.6 p.p.)	(0.9 p.p.)	40.0%	(1.6 p.p.)	(1.6 p.p.)
Telefónica Deutschland	30.1%	(0.8 p.p.)	(1.2 p.p.)	31.4%	(0.9 p.p.)	(1.8 p.p.)
Telefónica UK	30.0%	(0.8 p.p.)	(0.8 p.p.)	30.4%	(1.5 p.p.)	(1.5 p.p.)
Telefónica Brasil	42.1%	1.4 p.p.	1.4 p.p.	41.2%	0.6 p.p.	0.7 p.p.
Telefónica Infra (Telxius)	64.6%	6.4 p.p.	6.6 p.p.	63.9%	6.4 p.p.	6.7 p.p.
Telefónica Hispam	21.1%	(5.6 p.p.)	(1.4 p.p.)	19.2%	(7.7 p.p.)	(1.1 p.p.)
Other companies & eliminations	n.s.	n.s.	c.s.	n.s.	n.s.	2.0 p.p.

Net income attributable to equity holders of the Parent	831	(53.5)		425	(50.7)
Basic and diluted earnings per share (euros)	0.13	(58.1)		0.07	(54.0)

CapEx	2,721	(19.6)	(11.3)	1,236	(32.5)	(22.3)
Telefónica España	649	(20.8)	(20.8)	304	(30.6)	(30.6)
Telefónica Deutschland	475	(4.2)	(4.2)	251	2.9	2.9
Telefónica UK	406	(0.9)	(0.8)	185	(17.6)	(16.2)
Telefónica Brasil	665	(28.8)	(12.3)	328	(39.0)	(19.1)
Telefónica Infra (Telxius)	206	119.3	149.5	50	(40.5)	(28.9)
Telefónica Hispam	458	(28.8)	(12.6)	133	(61.7)	(40.5)
Other companies & eliminations	(138)	n.s.	281.7	(15)	(66.2)	(19.9)

Spectrum	—	—	n.s.	—	—	n.s.

OIBDA-CapEx	4,354	(18.1)	(2.3)	2,079	(20.2)	(0.7)
Telefónica España	1,787	(4.2)	1.6	907	1.8	1.8
Telefónica Deutschland	620	2.5	(0.3)	312	(6.7)	(10.8)
Telefónica UK	606	(5.7)	(5.6)	311	(3.9)	(2.7)
Telefónica Brasil	1,001	(10.3)	10.4	388	(16.3)	14.8
Telefónica Infra (Telxius)	62	(60.8)	(77.2)	83	108.4	90.1
Telefónica Hispam	404	(41.8)	(12.8)	228	(35.9)	10.1
Other companies & eliminations	(127)	c.s.	3.5	(150)	c.s.	23.0

(OIBDA-CapEx)/Revenues	20.1%	(2.0 p.p.)	0.3 p.p.	20.1%	(1.4 p.p.)	1.0 p.p.

-Reconciliation included in the excel spreadsheets.
Notes:
-OIBDA and OI are presented before brand fees and management fees.
-Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.
Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(28% of total Telefónica H1 revenues / 34% OIBDA) / (y-o-y changes in organic terms)

Operating performance and COVID-19 response
Telefónica España’s Q2 20 results were clearly impacted by the imposition of strict measures to prevent the spread of COVID-19. Restrictions began before the start of the period, imposing severe limitations on commercial activity (90% of stores closed in March and April; 50% in May), interrupting sports competitions (importantly football, which restarted in mid-June) and suspending portability as well as locking down the entire population for most of the quarter.
Telefónica responded to this challenges by leveraging the strength of the largest FTTH network in Europe to provide reliable service throughout the crisis, and leading the market in taking unprecedented steps to support society and show solidarity with our communities and customers.
Amidst this environment, the Company prioritised cash generation, and showed significant resilience, registering positive net additions across all types of accesses and y-o-y growth in OIBDA-CapEx for Q2 20.
Following the lifting of restrictions, commercial activity started to recover throughout the quarter (fibre net adds in May 21 times higher than in April) which was reflected in the improvement of key financial metrics (service revenue, -2.0% y-o-y in June).

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

Retail Accesses	37,847.8	38,047.1	38,020.7	38,049.5	37,874.0	37,943.9	(0.3)
Fixed telephony	9,220.7	9,161.4	9,092.5	9,024.1	8,918.6	8,917.6	(2.7)
Broadband	6,068.0	6,072.4	6,078.3	6,023.4	5,985.2	6,000.4	(1.2)
FTTH	4,025.5	4,150.8	4,246.9	4,325.0	4,393.0	4,457.4	7.4
Mobile	18,448.6	18,691.9	18,748.5	18,916.9	18,926.7	18,960.3	1.4
Prepay	1,341.2	1,258.6	1,200.4	1,137.2	1,070.2	1,012.7	(19.5)
Contract	14,753.5	14,946.2	14,991.9	15,158.8	15,209.9	15,279.8	2.2
IoT	2,353.9	2,487.0	2,556.2	2,620.8	2,646.6	2,667.7	7.3
Pay TV	4,094.8	4,106.1	4,088.5	4,073.8	4,032.3	4,054.3	(1.3)
Wholesale Accesses	3,858.4	3,822.5	3,816.1	3,788.2	3,772.4	3,719.9	(2.7)
FTTH	1,719.2	1,863.4	2,014.3	2,154.9	2,292.5	2,361.3	26.7

Total Accesses	41,706.2	41,869.6	41,836.9	41,837.7	41,646.4	41,663.7	(0.5)

OWN UBB COVERAGE
Unaudited figures (thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

UBB Premises passed (FTTH)	21,762.7	22,248.9	22,684.0	23,133.1	23,421.8	23,650.1	6.3

Total accesses (41.7m) grew in the quarter and remaining relatively stable y-o-y, in line with the retail base.
Notably, commercial activity improved month by month throughout Q2 20, and net adds were achieved:
•Broadband (+15k, driven by Internet uptake in second homes)
•Mobile postpaid (+70k, due to the launch of unlimited data in April)
•Pay TV (+22k, driven by “Movistar+ Lite” and the return of football)
Meanwhile, total fibre accesses (retail and wholesale) continued to grow (+133k) up to 6.8m, and now represent 74% of the broadband retail base and 63% of the total wholesale base, following an increase in the network uptake to 29% (+2 p.p. y-o-y) on the 23.7m of the premises passed (+228k in Q2 20).

CONVERGENT KPIs
Unaudited figures
	2019				2020

	March	June	September	December	March	Jan - Jun	% Chg org.

Convergent clients (thousands)	4,833.4	4,862.5	4,850.4	4,839.1	4,824.5	4,837.1	(0.5)
Convergent ARPU (EUR) (cumulative YTD)	92.8	92.9	93.2	93.2	91.8	91.3	(1.7)
Convergent churn (cumulative YTD)	1.7%	1.6%	1.6%	1.6%	1.5%	1.2%	(0.4)

Convergent customers (consumer and SMEs) totalled 4.8m, with 13k net adds in Q2 20, resulting from significant y-o-y growth in fibre at premium speed (+14%) or O2 customers (x3). Convergent ARPU in H1 stood at €91.3 (-1.7% y-o-y; -2.3% in Q2 20 with exceptional effects of COVID-19 (such as the suspension of football or the closure of leisure venues) and the higher proportion of O2 customers (which nevertheless are accretive in revenue). The convergent churn in H1 20 was exceptionally low at 1.2% (-0.4 p.p. y-o-y; -0.6 p.p. in Q2 20) as a result of the suspension of portability for more than two months. Convergent accesses (those from convergent customers) grew 0.4% y-o-y to 4.9 accesses per customer.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	6,106	6,321	(3.4)	(3.4)	3,028	3,194	(5.2)	(5.2)
Mobile handset revenues	108	164	(34.4)	(34.4)	44	89	(50.2)	(50.2)
Revenues ex-mobile handset revenues	5,998	6,156	(2.6)	(2.6)	2,984	3,106	(3.9)	(3.9)
Retail	4,916	5,142	(4.4)	(4.4)	2,439	2,578	(5.4)	(5.4)
Wholesale and Other	1,082	1,014	6.7	6.7	545	528	3.3	3.3
Operating income before D&A (OIBDA)	2,436	2,685	(9.3)	(5.4)	1,211	1,329	(8.9)	(8.9)
OIBDA Margin	39.9%	42.5%	(2.6 p.p.)	(0.9 p.p.)	40.0%	41.6%	(1.6 p.p.)	(1.6 p.p.)
CapEx	649	819	(20.8)	(20.8)	304	439	(30.6)	(30.6)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	1,787	1,866	(4.2)	1.6	907	891	1.8	1.8

Revenues in Q2 20 (€3,028m) decreased 5.2% y-o-y primarily due to the COVID-19 crisis. This was driven by declines in both handset revenue (-50.2% y-o-y) and service revenue (-3.9% y-o-y) with the latter affected by lower Retail revenues (-5.4% y-o-y) reflecting COVID-19 impacts in convergence (promotions offered to offset the lack of football and reduced out-of-bundle consumption) and Business communications. Revenues from Wholesale and Others increased 3.3% y-o-y despite lower roaming (which detracted circa 5 p.p. from the Wholesale and Other revenues growth in Q2 20). H1 20 revenues (€6,106m) decreased 3.4% y-o-y. In Q2 20 COVID-19 affected total revenue by approximately -€194m, or -6.1 p.p. y-o-y, with negative impacts on service revenue totalling -€146m and on handset sales -€49m.
Q2 20 OIBDA (€1,211m) decreased 8.9% y-o-y due to lower revenues, lower costs associated with this exceptional period (equipment, content and commercial) and efficiency savings, including €51m of savings associated with the restructuring plan (as in Q1 20). In Q2 20 OIBDA was affected by COVID-19 in the amount of approximately -€74m (-5.5 p.p. y-o-y). Organic OIBDA decreased 5.1% y-o-y excluding non-recurring items (capital gains) booked in Q2 19. In H1 OIBDA (€2,436m) decreased 5.4% y-o-y.
OIBDA margin stood at 40.0% in Q2 20.
CapEx of H1 20 (€649m) decreased 20.8% versus H1 19, as COVID-19 restrictions resulted in lower adds (retail and wholesale) the rescheduling of IT projects and a slowdown in deployment plans.
OIBDA-CapEx reached €1,787m in H1 20 and maintained a y-o-y growth of 1.6% (+1.8% in Q2 20) while OIBDA-CapEx/revenues stood at 29.3% (+1.5 p.p. y-o-y). Investment continues to be reactivated in line with commercial activity.

TELEFÓNICA DEUTSCHLAND
(17% of total Telefónica H1 revenues / 15% OIBDA) / (y-o-y changes in organic terms)

Operating performance and COVID-19 response
Telefónica Deutschland delivered a solid operational performance in the quarter, despite experiencing some COVID-19 impacts throughout the period. In this challenging environment, the Company continued to support employees, customers and the wider society through a variety of COVID-19 initiatives, such as:
•Providing mobility analysis to the Robert-Koch-Institute
•Promoting the Corona-Warn-App (>15m downloads)
•Passing on to customers the 6-month 3% VAT-reduction
•Launching time-limited complimentary offers (i.e. 3-months O2TV)
Following the reopening of O2 shops from the end of April 2020, footfall and trading dynamics have been progressively recovering, however, they still remain slightly below pre COVID-19 levels. There has been limited contribution from roaming, higher interconnect costs due to traffic increase and less demand for prepaid mobile voice and data packages due to lockdown restrictions also resulting in Wifi off-loading at home. Nevertheless, Telefónica Deutschland’s underlying operational trends remained intact, mainly driven by the continued good momentum of the O2 Free portfolio driving data usage.
In Q2 20, the Company announced the spin-off and sale of around 10.1k mobile sites to Telxius for a total purchase price of €1.5bn, gaining further financial flexibility.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

Retail Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	48,017.7	1.0
Fixed telephony accesses	2,041.2	2,078.4	2,113.7	2,129.5	2,149.1	2,163.4	4.1
Broadband	2,123.7	2,162.0	2,193.4	2,206.6	2,231.7	2,245.2	3.8
UBB (1)	1,506.6	1,565.7	1,619.1	1,652.0	1,687.7	1,728.8	10.4
Mobile accesses	42,913.2	43,217.6	43,607.3	43,826.8	43,647.1	43,516.5	0.7
Prepay	20,331.8	20,335.1	20,332.5	20,096.2	19,689.4	19,323.0	(5.0)
Contract	21,371.4	21,728.6	22,095.9	22,538.8	22,727.2	22,885.3	5.3
IoT (2)	1,210.0	1,153.9	1,179.0	1,191.8	1,230.4	1,308.2	13.4
Total Accesses	47,202.1	47,555.9	48,010.9	48,258.0	48,121.7	48,017.7	1.0
(1) UBB accesses refers to VDSL accesses in Germany.
(2) Impacted by the disconnection of 67k inactive IoT accesses in Q2 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.9%	2.0%	2.0%	1.9%	0.1 p.p.
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	1.4%	(0.0 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	2.0%	1.9%	0.1 p.p.
Contract	1.6%	1.5%	1.5%	1.5%	1.5%	1.5%	(0.0 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	9.8	9.9	10.0	10.0	9.8	9.7	(1.9)
Contract	14.2	14.3	14.3	14.3	13.7	13.5	(5.5)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Contract mobile accesses recorded 158k net additions in Q2 20, an increase of 347k in H1 20 as a whole, growing the customer base by 5% y-o-y to 22.9m. Throughout Q2 20:
•O2 Free tariffs remained popular
•O2 Free continued to drive data usage (average usage of >7 GB per month)
•O2 contract churn improved 0.1 p.p. y-o-y to 1.1% in Q2 20
•Own brand ARPU (ex-roaming) broadly stable in Q2 20 (up 0.7% y-o-y in the month of June)
Prepay registered a decline of 366k net additions in Q2 20, a total decline of 773k in H1 20, bringing prepay accesses to 19.3m. This reflects ongoing prepaid-to-contract migration trends as well as some seasonality.
Fixed broadband accesses reached 2.2m, up 4% y-o-y, with 13k net additions in Q2 20 and 39k net additions in H1 20 as a whole. This is the result of the continued robust demand for VDSL.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	3,636	3,564	2.0	2.0	1,790	1,785	0.3	0.3
Mobile Business	3,248	3,195	1.6	1.6	1,597	1,600	(0.2)	(0.2)
Handset revenues	661	596	10.9	10.9	322	281	14.4	14.4
Fixed Business	386	367	5.1	5.1	193	185	4.3	4.3
Operating income before D&A (OIBDA)	1,095	1,101	(0.5)	(2.0)	563	578	(2.7)	(5.2)
OIBDA Margin	30.1%	30.9%	(0.8 p.p.)	(1.2 p.p.)	31.4%	32.4%	(0.9 p.p.)	(1.8 p.p.)
CapEx	475	496	(4.2)	(4.2)	251	243	2.9	2.9
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	620	605	2.5	(0.3)	312	335	(6.7)	(10.8)
Note:
- OIBDA before management and brand fees.

Revenues totalled €1,790m in Q2 20 and €3,636m in H1 20, equating to a y-o-y increase of 0.3% and 2.0% in Q2 20 and H1 20, respectively. This represents a slowing of the y-o-y growth trend, as a result of -€62m COVID-19 impact and other non-recurrent special factors in Q2 20. Excluding these impacts, revenue trends remained intact supported by the successful O2 Free portfolio and strong performance from handset sales.
Mobile business revenues were broadly flat in Q2 20 at €1,597m and up 1.6% in H1 20 to €3,248m. This is the result of the aforementioned COVID-19 impacts on roaming and trading performance, including reduced demand for prepaid voice and data packages, as well as other non-recurrent special factors. A gradual recovery of trading performance and prepaid dynamics started with the phased removal of lockdown measures (i.e. shop re-openings at the end of April) while roaming is expected to recover gradually with easing travel restrictions.
Handset revenues amounted to €322m in Q2 20 and €661m in H1 20, equating to y-o-y growth of 14.4% and 10.9% in Q2 20 and H1 20, respectively. This reflects the continued strong demand for high value handsets supported by the good traction of online channels during lockdown.
Fixed revenues amounted to €193m in Q2 20 (up 4.3% y-o-y) and €386m in H1 20 (up 5.1% y-o-y), continuing to grow on the back of higher customer base driven by strong VDSL demand.
OIBDA totalled €563m in Q2 20 and €1,095m in H1 20, a y-o-y decline of 5.2% and 2.0% in Q2 20 and H1 20, respectively. This reflects higher supply costs, as well as -€43m COVID-19 impact and other non-recurrent special factors, dragging 7 p.p. to y-o-y performance in Q2 20.
OIBDA margin stood at 31.4% in Q2 20, a decline of 1.8 p.p. y-o-y. In H1 20, OIBDA margin declined by 1.2 p.p. y-o-y to 30.1%.
CapEx amounted to €475m in H1 20, a reduction of -4.2% y-o-y, with an implied C/S ratio of 13.1% reflecting more back-end loaded deployment of CapEx mainly due to COVID-19. Despite some COVID related temporary supply chain disruptions, 4G/LTE-rollout made steady progress while preparing for a ramp-up of 5G.
OIBDA-CapEx remained broadly flat y-o-y at €620m in H1 20, while OIBDA-CapEx/Revenues stood at 17.1% in H1 20, a decline of 0.4 p.p. y-o-y.

TELEFÓNICA UK
(16% of H1 revenues / 14% OIBDA) / (y-o-y changes in organic terms)

Operating performance and COVID-19 response
Telefónica UK has focused on addressing customer needs while continuing to invest in its network. The Company aims to have a wider role in rebuilding Britain, looking beyond helping customers to play a part in getting the whole country connected.
•T.UK has provided free mobile access to over 30 websites without any data charges for customers and will now make this move permanent.
•O2 was the only UK mobile operator to reopen all 440+ stores in June 2020, implementing new layouts and virtual queuing.
•O2 has also maintained its industry leading customer service during the pandemic by enabling over 3,000 customer service agents to work from home and has vowed to continue its offer by providing online tech advice to all customers.
•Capacity on the Company’s voice network doubled and its 4G service was boosted in over 91,000 postcodes including almost 400 tourist hotspots whilst also surpassing its target for 5G rollout with the service now available in 60 towns and cities.
Telefónica UK further improved its sector leading loyalty to 0.9%, as customers continued to be attracted to and value the Company's unique propositions, brand, network reliability, online offering and customer service in a highly competitive market. During the lockdown, the Company was also able to maintain its OpEx and CapEx flexibility.

TELEFÓNICA UK
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

Retail Accesses	24,793.7	25,113.6	25,731.5	26,145.5	26,368.0	25,752.9	2.5
Fixed telephony accesses	309.3	310.9	312.2	313.3	315.8	317.8	2.2
Broadband	28.4	28.5	28.7	28.9	29.0	29.0	1.7
Mobile accesses (1)	24,456.0	24,774.1	25,390.5	25,803.3	26,023.2	25,406.1	2.6
Prepay	8,534.6	8,482.6	8,625.1	8,436.1	8,199.6	7,570.6	(10.8)
Contract (1)	12,136.1	12,142.4	12,164.1	12,248.5	12,268.3	12,259.7	1.0
IoT	3,785.2	4,149.1	4,601.3	5,118.7	5,555.3	5,575.8	34.4
Wholesale Accesses (1)	8,290.3	8,487.7	8,697.2	8,714.7	8,774.2	8,694.3	2.4
Total accesses (2)	33,084.0	33,601.3	34,428.7	34,860.2	35,142.2	34,447.2	2.5
(1) In 2019, 665k Mobile contract accesses have been reclassified to wholesale (December 19 base as a reference)..
(2) Impacted by the disconnection of 150k inactive accesses in Q4 19.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	1.9%	1.8%	1.7%	2.0%	1.8%	2.1%	0.4 p.p.
Contract	1.0%	0.9%	1.0%	1.1%	1.0%	0.9%	(0.1 p.p.)
Mobile churn (cumulative YTD)	1.9%	1.8%	1.8%	1.9%	1.8%	2.0%	0.1 p.p.
Contract	1.0%	1.0%	1.0%	1.0%	1.0%	0.9%	(0.0 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	15.0	15.0	14.9	14.8	13.8	13.4	(11.0)
Contract	24.8	24.9	24.8	24.9	23.7	23.0	(7.7)
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

Mobile accesses reached 34.1m (including wholesale) and grew 3% compared to June 19, meaning Telefónica UK remains the UK’s largest mobile network operator.
Contract mobile accesses recorded a decline of 9k accesses (11k additions in H1 20) as a result of the retail stores remaining closed for almost all of Q2 20. As high streets started to re-open in the final fortnight of June, early results have shown promising footfall in O2 stores albeit at lower levels than pre lockdown.
Prepay accesses recorded a decline of 629k accesses and 866k accesses in Q2 20 and H1 20, respectively. This decline was driven by retail store closures and reduced customer activity during lockdown, with trends starting to improve in the first weeks of the third quarter as restrictions were lifted.
IoT accesses grew by 21k in Q2 20 and 457k in H1 20, as a result of growth in IoT contracts.
Wholesale accesses recorded a decline of 80k net additions in Q2 20 and a decline of 20k in H1 20, in line with reduced market activity during lockdown.

Financial performance

TELEFÓNICA UK
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	3,370	3,411	(1.2)	(1.1)	1,632	1,720	(5.2)	(3.8)
Mobile Business	3,245	3,306	(1.8)	(1.8)	1,566	1,670	(6.2)	(4.8)
Handset revenues	857	786	9.0	9.0	428	395	8.6	10.1
Fixed Business	126	105	19.6	19.7	65	51	29.0	30.7
Operating income before D&A (OIBDA)	1,012	1,052	(3.8)	(3.8)	496	548	(9.5)	(8.2)
OIBDA Margin	30.0%	30.8%	(0.8 p.p.)	(0.8 p.p.)	30.4%	31.9%	(1.5 p.p.)	(1.5 p.p.)
CapEx	406	409	(0.9)	(0.8)	185	224	(17.6)	(16.2)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	606	642	(5.7)	(5.6)	311	324	(3.9)	(2.7)

Note:
- OIBDA before management and brand fees.

Revenues declined by 3.8% y-o-y to €1,632m in Q2 20, while revenues in H1 20 declined by 1.1% to €3,370m. This includes a significant lockdown related decline in SMIP installations and mobile revenues which has been partially mitigated by hardware revenue and non-mobile ICT business growth. During the quarter, COVID-19 negatively impacted revenue growth by approximately 7.6 p.p..
Mobile Business revenues totalled €1,566m in Q2 20, a fall of 4.8% y-o-y, amounting to €3,245m in H1 20, a decline of 1.8% y-o-y. This decline is largely due to the impact of COVID-19 including reduced roaming and calls (lower prepay base and activity). An enhanced direct channel mix also had an impact as revenues shifted from service revenues to handset sales as a result of IFRS 15.
Handset revenues of €428m were up 10.1% y-o-y in Q2 20 reaching €857m for H1 20 as a whole, an increase of 9.0% y-o-y primarily due to the increased proportion of direct trading as well as continued demand for high value handsets.
OIBDA totalled €496m in Q2 20 falling 8.2% y-o-y, whilst it declined 3.8% y-o-y in H1 20 to €1,012m. This was mainly driven by a COVID-related market decline in service revenues, partially mitigated by savings in commission and overhead costs. Y-o-y trends were also impacted by the net positive effect of €23m related to special factors in Q2 19. Excluding this, OIBDA declined 4.1% y-o-y in the second quarter and by 1.6% y-o-y in H1 20. The estimated impact of COVID 19 on y-o-y growth was 11.4 p.p. in Q2 20. OIBDA margin stood at 30.4% in Q2 20, a decline of 1.5 p.p. y-o-y. In H1 20, OIBDA margin declined by 0.8 p.p. y-o-y to 30.0%.
CapEx declined by 0.8% y-o-y to €406m in H1 20 (a decline of 16.2% y-o-y in Q2 20), with the UK Government’s lockdown restrictions having an impact on levels of investment.
OIBDA-CapEx amounted to €606m for H1 20 (€311m in Q2 20).
OIBDA-CapEx/Revenues improved by 2.1 p.p. quarter-on-quarter to 19.1% in Q2 20 but declined by 0.9 p.p. y-o-y in H1 20 to 18.0%.

TELEFÓNICA BRASIL
(18% of total Telefónica H1 revenues / 24% OIBDA) / (y-o-y changes in organic terms)

Operating performance and COVID-19 response
In response to the COVID-19 crisis, Telefónica Brasil has adopted measures to ensure connectivity including promoting free connections to certain applications and providing extra mobile data allowance for clients. Moreover, the Company worked together with other private and government entities to improve and support the healthcare network in the country.
Q2 results were strongly affected by restrictions imposed as a result of the pandemic, which led to the majority of Vivo stores being closed for most of the second quarter, with key impacts including:
•lower handset sales (-40.9% y-o-y) and contract gross additions (-17% y-o-y)
•a reduction in B2B sales (mainly SME) due to financial difficulties presented by some companies (SME revenue -8.0% y-o-y)
Nonetheless, owing to good business resilience, the strong performance of the fibre business, a boost in online channel performance and increased efficiencies, OIBDA-Capex increased 14.8% y-o-y in Q2 20 and by 10.4% in H1 20, with a margin expansion of 4.0 p.p. y-o-y in the second quarter .
In June, there was a significant improvement in commercial figures, thanks to the gradual re-opening of the economy and stores, and the promotion of digital channels.
•FTTH net additions reached a record monthly performance in June, with Q2 20 recording the highest ever quarterly net additions figure in a quarter (+55% y-o-y)
•prepaid revenues remained stable y-o-y and at pre-COVID levels
•handset sales rose 195% vs. April, in line with Q1's average
•contract line gross additions increased 35% vs. May and 73% vs. April

ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

Final Clients Accesses	95,091.7	94,458.3	93,815.0	93,718.9	93,173.2	92,103.6	(2.5)
Fixed telephony accesses	12,557.9	11,891.0	11,384.9	10,817.0	10,309.0	9,779.4	(17.8)
Broadband	7,414.4	7,297.1	7,150.8	6,938.9	6,772.6	6,587.0	(9.7)
UBB	5,031.5	5,041.1	5,055.4	5,022.8	5,026.7	5,033.1	(0.2)
FTTH	2,034.5	2,170.3	2,332.3	2,477.4	2,652.3	2,862.6	31.9
Mobile accesses	73,519.1	73,735.3	73,824.4	74,573.1	74,740.7	74,399.3	0.9
Prepay	32,506.2	32,030.2	31,533.9	31,408.0	31,023.8	31,291.2	(2.3)
Contract	32,338.3	32,589.3	32,820.7	33,075.3	33,310.3	33,246.8	2.0
IoT	8,674.5	9,115.8	9,469.8	10,089.8	10,406.6	9,861.3	8.2
Pay TV	1,521.5	1,460.2	1,382.7	1,319.7	1,282.9	1,270.3	(13.0)
IPTV	617.2	647.7	680.8	714.5	753.3	805.3	24.3
Total Accesses	95,106.4	94,472.8	93,828.7	93,732.3	93,173.3	92,116.9	(2.5)

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

UUII UBB	20,006.4	20,342.9	20,696.6	21,119.9	21,677.8	22,626.8	11.2
FTTH	8,980.1	9,527.7	10,176.9	10,950.2	11,689.7	13,086.4	37.4

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	3.2%	3.4%	3.4%	3.3%	3.1%	3.4%	0.0 p.p.
Contract	1.7%	2.0%	1.9%	1.7%	1.5%	1.5%	(0.5 p.p.)
Mobile churn (cumulative YTD)	3.2%	3.3%	3.3%	3.3%	3.1%	3.2%	0.0 p.p.
Contract	1.7%	1.9%	1.9%	1.7%	1.5%	1.5%	(0.4 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	6.7	6.5	6.5	6.4	5.7	5.1	(2.8)
Contract	12.2	11.8	11.7	11.6	10.2	9.2	(4.0)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

In the mobile business, solid growth in contract accesses was recorded (+2% y-o-y) while churn fell by 0.5 p.p. y-o-y to 1.5% in the second quarter.
In the fixed business, the Company's fibre roll-out progressed even further, boosted by two deals, one with ATC in Minas Gerais state and the other through the franchising model in smaller cities, which will help accelerate fibre deployment with a limited impact on Telefónica’s CapEx. Homes passed with FTTH rose to 13.1m (3.6m passed in the last 12 months), reaching 2.9m connected access (+32% y-o-y; 22% take-up). FTTH's penetration growth allowed fixed broadband's ARPU to sustain its y-o-y growth (+15.5% and +13.2% y-o-y in Q2 and H1 respectively). IPTV accesses increased 24% y-o-y after recording the highest quarterly net addition figures since Q3 18 (+52k accesses).

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	3,954	5,030	(21.4)	(3.2)	1,739	2,467	(29.5)	(5.1)
Mobile Business	2,560	3,236	(20.9)	(2.6)	1,113	1,582	(29.6)	(5.1)
Handset revenues	178	283	(37.0)	(22.4)	60	143	(58.4)	(40.9)
Fixed Business	1,394	1,794	(22.3)	(4.3)	626	885	(29.2)	(5.1)
Operating income before D&A (OIBDA)	1,666	2,050	(18.7)	—	716	1,001	(28.5)	(3.3)
OIBDA Margin	42.1%	40.8%	1.4 p.p.	1.4 p.p.	41.2%	40.6%	0.6 p.p.	0.7 p.p.
CapEx	665	934	(28.8)	(12.3)	328	538	(39.0)	(19.1)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	1,001	1,117	(10.3)	10.4	388	463	(16.3)	14.8

Notes:
- OIBDA before management and brand fees.

In Q2 20, operating revenues fell 5.1% y-o-y to €1,739m, a decline of 3.2% y-o-y for H1 20. This is mainly due to the impact of COVID-19 (reducing y-o-y growth by approximately 5 p.p. y-o-y), especially on handset sales and prepaid revenues. Nonetheless, solid growth in FTTH revenues was recorded (+47.4% y-o-y in Q2, +45.4% in H1) together with resilience in mobile service revenues (-1.5% y-o-y in Q2, -0.7% in H1).
OIBDA totalled €716m in Q2, a decline of 3.3.% y-o-y (stable y-o-y in H1) as the impact of COVID-19 on revenues was partly offset by measures to increase efficiencies culminating in a 5.3% reduction in operating expenses. OIBDA margin grew 0.7 p.p. y-o-y to 41.2% (42.1% in H1 20, up 1.4 p.p. y-o-y).
CapEx in H1 20 amounted to €665m, -12.3% y-o-y, and was allocated mainly to FTTH deployment (53 new cities deployed in the year) and to expansion of the 4G network to a total of 3,334 cities (89% of the population coverage; up 1 p. p. y-o-y).

TELEFÓNICA INFRA
(2% of total Telefónica H1 revenues / 4% OIBDA) / (y-o-y changes in organic terms)

Telefónica Infra aims to operate as a portfolio manager owning stakes in infrastructure vehicles to maximise value creation for the Group. T. Infra’s consolidation includes Telxius as its primary asset.
Operating performance and COVID-19 response
In the context of the COVID-19 crisis, Telxius has been characterised by the stability and resilience of its business model with impacts limited to some delays in the construction of new sites, the installation of new customers (co-location additions), and providing new connectivity services.
The second quarter of 2020 marks a milestone in the history of Telxius with the purchase of nearly 10,100 sites from Telefónica Deutschland for €1,500m, along with the commitment to build 2,400 additional sites (BTS) in Germany, the largest market for telecommunications in Europe.
Following the acquisition (pending regulatory approvals) and the deployment of BTS, the Telxius portfolio will exceed 32,900 sites in the six countries where it operates, doubling in size since its creation in 2016. Of these, approximately 80% will be located in Europe (Spain and Germany), and the rest in Latin America (Brazil, Peru, Chile and Argentina). Germany will thus become the largest country for Telxius, in terms of both revenue and number of towers.
Highlights in the tower business included:
•Continuous deployment of new sites, mainly in Brazil and Spain (Q2 20: 91 new towers; H1 20: 147 new towers)
•Continuous growth of third-party tenants, i.e. excluding non-anchor tenants (Q2 20: 91 new third-party tenants; H1 20: 179 new third-party tenants)
•Total portfolio reached 20,422 towers and the tenancy ratio ('TR') stood at 1.34x
Highlights in the cable business included:
•Traffic remained high, at around 14.5Tbps during the second quarter (up 46.0% y-o-y), positively impacted by COVID-19, with a positive impact on revenue
•In Q2 19 an exceptional sale of capacity was registered in MAREA (Spain - United States), in addition to the one registered in Q1 19, impacting the y-o-y comparison

KPIs
Unaudited figures
	2019				2020

	March	June	September	December	March	June		% Chg

Towers (#)	16,754	17,550	18,130	18,348	20,331	20,422		16.4
Tenants (#)	22,924	23,889	24,556	24,911	27,181	27,363		14.5
Tenants (non anchor) (#)	6,170	6,339	6,426	6,563	6,850	6,941		9.5
Tenancy ratio (%)	1.37x	1.36x	1.35x	1.36x	1.34x	1.34	x	(0.02)x

Notes:
- Non anchor tenants refer to other tenants than anchor.

Financial performance

TELEFONICA INFRA (Telxius)
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg			April - June		% Chg

	2020	2019	Reported	Organic	Ex capacity sale (2)	2020	2019	Reported	Organic	Ex capacity sale (2)

Revenues	415	435	(4.7)	(4.2)	7.0	208	216	(3.5)	(2.2)	8.1
Operating income before D&A (OIBDA)	268	253	5.9	6.7	12.6	133	124	7.2	9.1	13.5
OIBDA Margin	64.6%	58.2%	6.4 p.p.	6.6 p.p.		63.9%	57.5%	6.4 p.p.	6.7 p.p.
CapEx	206	94	119.3	149.5		50	85	(40.5)	(28.9)
CapEx ex inorganic operations (1)	35	24	46.8	49.1		13	15	(13.1)	(9.2)
OIBDA-CapEx	62	159	(60.8)	(77.2)		83	40	108.4	90.1
OIBDA-CapEx ex inorganic operations (1)	233	229	1.7	2.4	8.6	121	110	9.8	11.6	16.6

Notes:
- OIBDA before management and brand fees.
- Telxius Argentina contribution to organic growth is excluded.
(1) CapEx and OIBDA-CapEx ex inorganic operations, exclude the M&A operations in the period (towers acquisition in Brazil and Peru in Q1 20; real state rights and Germany transaction capitalised costs both in Q2 20).
(2) Ex capacity sale y-o-y change, expressed in organic terms, exclude the exceptional capacity sale in Cable (MAREA) in H1 19.

Revenues in Q2 20 amounted to €208m, an increase of 8.1% y-o-y, excluding the exceptional sale of cable in Q2 19 (including the exceptional sale: down 2.2%). The tower business (€92m) maintained a high rate of revenue growth (+9.7% y-o-y) due to the strong performance in Germany, and the towers acquired in Latin America in 2019 and Q1 20. Meanwhile, revenues in the cable business (€117m) grew by 6.8% excluding the exceptional sale in Q2 19 (including the exceptional sale: down 10.4%).
In H1 20, revenues totalled €415m (up 7.0% excluding sales of exceptional capacity in MAREA; down 4.2% including those sales), with towers accounting for €184m of revenues (up 10.6%) and €231m attributable to Cable (up 4.1% excluding the aforementioned capacity sales; -13.8% without excluding them).
OIBDA reached €133m in Q2 20, up 13.5% y-o-y excluding the exceptional sale of capacity (+9.1% including this sale), driven by both businesses and placing OIBDA margin at 63.9% (+6.7 p.p. y-o-y). In January-June, OIBDA totalled €268m and grew 12.6% y-o-y, excluding the exceptional sale of capacity in 2019 (including the sale: up 6.7%).
CapEx in H1 20 amounted to €35m (up 49.1% y-o-y), excluding the acquisition of towers and real estate rights in Q2 20 which amounted to €171m. CapEx was impacted by the initial recognition of the Pacific cable construction.
As a result, OIBDA-CapEx in H1 20 amounted to €233m excluding inorganic acquisitions (towers and real estate rights), an increase of 8.6% y-o-y excluding exceptional sales of capacity in 2019 (up 7.6p.p. vs Q1 20). Excluding the investment in the Pacific cable construction, OIBDA-CapEx grew by 13.7%, improving by 2.9p.p. compared to Q1 20.

TELEFÓNICA TECH
(y-o-y changes in organic terms)

Operating performance and COVID-19 response
Following the announcement of the creation of Telefónica Tech progress was made throughout H1 20 in carving-out these businesses from Group operators, and the company “Telefónica Cybersecurity Tech” was established as a separate legal entity created in June 20 and will start operations in August.
The Business segment has been essential during the pandemic to guarantee access to communication networks and tech services, providing connectivity to 11 temporary hospitals in Spain, logistical assistance and financing for the purchase of medical equipment and the reinforcement of collaborative work tools. Total Business revenue in H1 20 (€4,267m), decreased by 3.0% y-o-y (-5.9% in Q2 20) reflecting the impact of COVID-19 particularly on SMEs), as the Corporates segment (c.60% of total H1 revenue) was less affected.

KPIs	2019				2020
Unaudited figures	March	June	September	December	March	June	% Chg

Cloud
Office 365 Licenses (000)	737.0	772.7	825.5	914.4	937.8	1,040.8	34.7
IoT
IoT Accesses (000)	20,056.8	20,644.7	21,205.6	22,041.1	22,466.5	22,001.3	6.6
Cybersecurity
Patents	19	21	22	24	26	27	28.6
Certifications	920	949	1,016	1,124	1,258	1,356	42.9
Notes:
- IaaS: Clients with public or VDC Cloud
- Certifications: Number of security vendor certifications

Financial Performance
Tech services (Cloud, IoT/Big Data and Cybersecurity) continue to grow in H1 20 (€756m; +18.0% y-o-y), mainly driven by commercial activity improving throughout June, following a slowdown in April and May, notably in Corporate. In Q2 20, these revenues grew by 14.5% y-o-y.
•Cloud revenues of €388m in H1 20 (+26.6% y-o-y; +25.1% in Q2 20) demonstrated we are a trusted partner for the migration to the cloud. Telefónica's capabilities were further strengthened with renewed strategic alliances with Microsoft, Google and SAP, highlighting our leading distribution channel, professional services and infrastructure in Spain and we are now a major Cloud Hub in Southern Europe. Office 365 licences surpassed 1m.
•IoT & Big Data revenues amounted to €155m in H1 20 (-0.6% y-o-y; -8.9% in Q2 20) and IoT accesses to 22.0M (+7% y-o-y) owing to the strong performance of NB-IoT and LTE-M technologies. In Q2 20, the COVID-19 crisis suspended the installation of accesses, however Telefónica focused on reactivating and giving continuity to its clients' businesses with new solutions “post-COVID 19” (“Retail Recovery”, “Tourism Recovery”, "Compliant” solutions) helping clients to advance their digital transformation.
•Cybersecurity revenues totalled €213m in H1 20 (+19.7% y-o-y; +17.0% in Q2 20) driven by a robust commercial performance and particularly in Banking and Insurance P.A. and Energy. Q2 20 include the recognition of: i) a new patent (third in 2020) and the creation of new decryption and antivirus tools ii) ElevenPaths as “Security Competence” for Amazon Web Services reinforcing its positioning in cloud security; iii) the investment in Nozomi Networks and the alliance with Fortinet.
Once again, Telefónica has been recognised by GlobalData as a "very strong player" in managed security services and participated in the publication of an investigation by the "Telco Security Alliance" on "Cyber threats during COVID-19".

TELEFÓNICA HISPAM
(19% of total Telefónica H1 revenues / 12% OIBDA) / (y-o-y changes in organic terms)

Operating performance and COVID-19 response
In response to COVID-19, Telefónica implemented several initiatives to improve customer connectivity across the region, promoting among other measures, free access to certain applications and the enhancement of education-related digital tools and platforms. Additionally, the Company has made donations through its local foundations, and is working with local authorities and other organisations to support local communities.
Results in Q2 20 were strongly impacted by COVID-19, mainly due to:
•a substantial reduction in commercial activity, which resulted in lower handset sales (-32.3% y-o-y)
•lower service revenues stemming from fewer tariff updates, reduced top-ups and fewer contract accesses
Despite these impacts, OIBDA-CapEx increased 10.1% y-o-y in Q2 20 (-12.8% in H1 20) thanks to savings generated in both CapEx and OpEx.
The aforementioned COVID-related impacts gradually reduced throughout Q2 20, particularly in June, with commercial activity recovering, especially in the fixed business, with growth in revenues and demand for fibre services showing progress.
This improvement in commercial activity observed in the final weeks of the second quarter, coupled with the Company's strong focus on operational cash flow generation and continuous implementation of efficiencies, allows Telefónica to be optimistic about the next quarters' commercial and financial performance.

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2019				2020

	March	June	September	December	March	June	% Chg

Retail Accesses	115,606.0	113,542.7	113,353.6	110,670.3	108,739.0	105,534.3	(7.1)
Fixed telephony accesses	9,850.3	9,542.5	9,236.2	8,804.2	8,461.8	8,260.7	(13.4)
Broadband	5,861.1	5,806.7	5,733.4	5,564.7	5,428.5	5,398.6	(7.0)
UBB	2,975.2	3,136.4	3,235.9	3,249.6	3,298.3	3,386.0	8.0
FTTH (1)	2,348.8	2,579.8	2,770.7	2,829.6	2,916.2	3,034.6	17.6
Mobile accesses	96,568.3	94,868.8	95,133.3	93,137.8	91,759.4	88,837.3	(6.4)
Prepay	71,059.2	69,214.2	69,222.7	67,286.2	66,156.9	63,737.5	(7.9)
Contract (2)	22,179.8	22,277.7	22,412.2	22,243.7	21,909.8	21,348.6	(4.2)
IoT	3,329.2	3,376.9	3,498.3	3,607.9	3,692.6	3,751.1	11.1
Pay TV	3,181.1	3,178.6	3,103.4	3,015.2	2,943.2	2,889.7	(9.1)
IPTV	152.7	205.4	277.6	335.6	385.8	424.1	106.5

Total Accesses	115,627.9	113,565.5	113,374.9	110,691.5	108,760.1	105,554.3	(7.1)
Notes:
(1) Includes Peru's cable accesses
(2) Includes the disconnection of 273 thousand inactive contract accesses in Peru in Q1 19

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)	2019				2020

	March	June	September	December	March	June	% Chg

UBB Premises passed	10,015.6	10,571.0	11,093.7	11,422.6	11,727.5	11,972.1	13.3
FTTH (1)	7,277.3	7,832.6	8,355.4	8,684.3	8,989.1	9,233.8	17.9

Note:
(1) Includes Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2019				2020

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	4.2%	4.3%	3.4%	4.1%	3.4%	3.2%	(1.2 p.p.)
Contract	2.7%	2.5%	2.6%	2.8%	2.7%	2.0%	(0.6 p.p.)
Mobile churn (cumulative YTD)	4.2%	4.2%	4.0%	4.0%	3.4%	3.3%	(0.9 p.p.)
Contract	2.7%	2.6%	2.6%	2.6%	2.7%	2.3%	(0.3 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.0	3.9	3.6	0.8
Contract	11.7	12.0	12.2	12.2	10.9	10.5	(0.7)

Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change

In the mobile business, contract accesses decreased 4% y-o-y in Q2 20 however, y-o-y growth was recorded in México and Colombia with contract accesses up 8% and 6%, respectively.
In the fixed business, Telefónica’s transformation towards fibre progressed with ATC and ATP deals advanced over the second quarter (in Chile, 98k homes passed from ATP are already available).
UBB accesses grew to 3.4m with 28% “uptake” as a result of the acceleration in the network deployment (12.0m premises passed, +1.4m in the last 12 months). 88k new accesses were connected in the second quarter (with all four countries posting growth in the period), notably above the previous two quarters (+49k in Q1 20 and +14k in Q4 19), mainly due to incremental contribution from Chile which posted its highest figures of the last 6 quarters and an improvement in Peru. Fibre deployment boosted pay TV through IPTV (accesses up 106% y-o-y).

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	4,085	5,018	(18.6)	(7.9)	1,881	2,612	(28.0)	(10.8)
Mobile Business	2,567	3,235	(20.7)	(9.7)	1,161	1,680	(30.9)	(13.7)
Handset revenues	480	704	(31.8)	(23.7)	185	362	(48.9)	(32.3)
Fixed Business	1,456	1,781	(18.2)	(7.8)	692	969	(28.6)	(5.8)
Operating income before D&A (OIBDA) (1)	863	1,339	(35.6)	(12.7)	361	703	(48.6)	(14.5)
OIBDA Margin	21.1%	26.7%	(5.6 p.p.)	(1.4 p.p.)	19.2%	26.9%	(7.7 p.p.)	(1.1 p.p.)
CapEx	458	644	(28.8)	(12.6)	133	347	(61.7)	(40.5)
Spectrum	—	4	—	n.a.	—	4	—	n.a.
OIBDA-CapEx	404	695	(41.8)	(12.8)	228	355	(35.9)	10.1

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are excluded from both the years of 2019 and 2020 and are consolidated in Telefónica Group's "eliminations & others". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam results.
(1) Includes goodwill impairment of -€109m in Argentina in April-June 2020

Revenues totalled €1,881m in Q2 20, a decline of 10.8% y-o-y (-7.9% in H1 20), mainly due to the impact of COVID-19 (estimated impact of 9 p.p.) which lowered both handset and service revenues which declined by 32.3% and 7.3%, respectively. An improvement in revenues was recorded in June, particularly in the prepaid segment which grew 30% vs. April and declined only 5% compared to February.
OIBDA fell 14.5% y-o-y to €361m in Q2 20 (-12.7% in H1 20) as the decline in revenues was partly offset by a reduction in commercial expenses and incremental efficiencies implemented. COVID-19 impacted y-o-y OIBDA growth to the tune of 11 p.p. Reported OIBDA was impacted by an impairment loss recognised on the goodwill assigned to Telefónica Argentina (-€109m).
In Q2 20, OIBDA margin declined by 1.1 p.p. to 19.2% (-1.4 p.p.to 21.1% in H1 20). CapEx in H1 20 fell 12.6% y-o-y to €458m.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - June		% Chg		April - June		% Chg

	2020	2019	Reported	Organic	2020	2019	Reported	Organic

Revenues	4,085	5,018	(18.6)	(7.9)	1,881	2,612	(28.0)	(10.8)
Telefónica Argentina	976	1,214	(19.6)	—	445	671	(33.7)	—
Telefónica Chile	758	986	(23.1)	(9.8)	367	487	(24.6)	(11.1)
Telefónica Perú	865	1,053	(17.8)	(17.7)	393	535	(26.5)	(25.7)
Telefónica Colombia	626	711	(11.9)	(0.9)	294	352	(16.5)	(2.9)
Telefónica México	519	611	(15.1)	(7.3)	229	316	(27.4)	(12.8)
Others & eliminations	340	444	(23.4)	(13.8)	153	252	(39.3)	(15.8)

Handset revenues	480	704	(31.8)	(23.7)	185	362	(48.9)	(32.3)
Telefónica Argentina	100	117	(14.1)	—	36	69	(47.8)	—
Telefónica Chile	122	146	(16.1)	(1.5)	60	67	(10.2)	5.7
Telefónica Perú	59	164	(63.9)	(63.8)	6	82	(92.7)	(92.4)
Telefónica Colombia	50	72	(30.3)	(21.7)	18	37	(50.2)	(40.7)
Telefónica México	123	155	(20.3)	(13.1)	54	81	(33.5)	(20.1)
Others & eliminations	25	51	(51.7)	(48.2)	11	26	(59.3)	(53.8)

OIBDA	863	1,339	(35.6)	(12.7)	361	703	(48.6)	(14.5)
Telefónica Argentina	205	325	(36.9)	—	105	181	(42.1)	—
Telefónica Chile	242	338	(28.6)	(15.8)	122	170	(27.8)	(14.2)
Telefónica Perú	170	232	(26.9)	(26.5)	81	125	(35.1)	(34.2)
Telefónica Colombia	200	263	(24.0)	(14.5)	102	131	(22.4)	(10.3)
Telefónica México	54	47	15.8	26.1	21	24	(12.9)	6.1
Others & eliminations (1)	(8)	134	c.s.	(21.5)	(70)	72	c.s.	(33.5)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- The results from Central America are excluded from both the years of 2019 and 2020 and are consolidated in Telefónica Group's "eliminations & others". Additionally, the contribution to organic growth from T. Argentina and T. Venezuela are excluded from Hispam results.
(1) Includes goodwill impairment of -€109m in Argentina in April-June 2020

Performance by country:
•Chile: Strong growth in fibre accesses was recorded, with the Company recognised as the operator offering the highest average speeds (according to tests implemented by an independent company Ookla). In Q2 20, revenues and OIBDA declined by 11.1% and 14.2% y-o-y, respectively, due to the impact of COVID-19 and strong competition affecting tariffs. OIBDA-CapEx increased by 30.8% y-o-y in Q2 20 (-11.2% in H1 20).
•Perú: Revenues and OIBDA declined by 25.7% and 34.2% y-o-y in Q2 respectively, affected by strong competition and COVID-19 driven decline in commercial activity during most of the quarter. However, June showed some clear signs of recovery, particularly in the fixed business, with a higher demand for high-speed fixed broadband service. OIBDA-CapEx increased by 11.7% y-o-y in Q2 20 (-13.3% in H1 20).
•Colombia: Despite the challenging conditions resulting from the COVID-19 pandemic, net additions remained positive in both contract and fixed broadband in Q2 20. Revenues fell 2.9% y-o-y in the second quarter however service revenue grew 1.5%. OIBDA fell 10.3% y-o-y while OIBDA-CapEx rose 4.1% in Q2 20 (-37.1% in H1 20).
•México: Despite the impact of COVID-19, OIBDA increased 6.1% y-o-y to €21m in Q2 20 due to savings generated by the deal with AT&T which resulted in more efficient resource allocation. OIBDA-CapEx improved to €7m in Q2 20 (€30m in H1 20).
•Argentina: Revenues increased 22.8% y-o-y in Q2 20 in local currency, representing a slowdown in growth as a consequence of lower tariff updates in 2020 and the impact of COVID-19 on top-ups (although signs of a clear recovery were recorded in June). In Q2 20, OIBDA increased by 5.0% y-o-y in local currency to €105m and OIBDA-CapEx grew 26.6% to €73m (+4.9% to €99m in H1 20).

Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	June 2020	December 2019	% Chg

Non-current assets	75,913	94,549	(19.7)
Intangible assets	12,191	16,034	(24.0)
Goodwill	17,976	25,403	(29.2)
Property, plant and equipment	25,675	32,228	(20.3)
Rights of Use	5,414	6,939	(22.0)
Investments accounted for by the equity method	433	140	209.0
Financial assets and other non-current assets	7,901	7,123	10.9
Deferred tax assets	6,323	6,682	(5.4)
Current assets	34,487	24,328	41.8
Inventories	1,467	1,999	(26.6)
Receivables and other current assets	7,998	10,785	(25.8)
Tax receivables	1,185	1,561	(24.1)
Other current financial assets	3,609	3,123	15.6
Cash and cash equivalents	6,815	6,042	12.8
Non-current assets and disposal groups classified as held for sale (1)	13,413	818	n.s.

Total Assets = Total Equity and Liabilities	110,400	118,877	(7.1)

Equity	19,501	25,450	(23.4)
Equity attributable to equity holders of the parent and other holders of equity instruments	12,687	17,118	(25.9)
Equity attributable to non-controlling interests	6,814	8,332	(18.2)
Non-current liabilities	61,845	63,236	(2.2)
Non-current financial liabilities	44,636	43,288	3.1
Non-current Lease liabilities	4,214	5,626	(25.1)
Payables and other non-current liabilities	2,600	2,928	(11.2)
Deferred tax liabilities	2,577	2,908	(11.4)
Non-current provisions	7,818	8,486	(7.9)
Current liabilities	29,054	30,191	(3.8)
Current financial liabilities	9,471	9,076	4.3
Current Lease liabilities	1,469	1,600	(8.2)
Payables and other current liabilities	10,834	14,903	(27.3)
Current tax payables	1,918	2,560	(25.1)
Current provisions	1,379	1,672	(17.5)
Liabilities associated with non-current assets held for sale (1)	3,983	380	n.s.

(1) As of June 2020 includes assets and liabilities of T. UK, T. El Salvador y T. Costa Rica reclassified as held for sale. As of December 2019 includes assets and liabilities of T. El Salvador y T. Costa Rica reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - June

	2020	2019	% Chg

Cash received from operations	25,782	28,790
Cash paid from operations	(19,240)	(20,995)
Net payments of interest and other financial expenses net of dividends received	(897)	(972)
Taxes proceeds/(paid)	(357)	471
Net cash flow provided by operating activities	5,288	7,294	(27.5)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(3,493)	(3,834)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	6	774
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	1,455	79
Net cash flow used in investing activities	(2,032)	(2,981)	(31.8)

Dividends paid	(336)	(1,323)
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(5)	(312)
Operations with other equity holders (1)	(930)	24
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	6,263	4,889
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(5,884)	(4,517)
Lease Principal Payments	(891)	(831)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(231)	(358)
Net cash used in financing activities	(2,014)	(2,428)	(17.0)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(469)	11
Net increase (decrease) in cash and cash equivalents during the year	773	1,896	(59.2)

Cash and cash equivalents at the beginning of the period	6,042	5,692
Cash and cash equivalents at the end of the period	6,815	7,588
Notes:
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
June 2020

Gross commitments related to employee benefits	6,228
Value of associated Long-term assets	(90)
Tax benefits	(1,609)
Net commitments related to employee benefits (1)	4,529

(1) Includes assets and liabilities defined as Net commitments related to employee benefits for UK, El Salvador and Costa Rica, that are classified as non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Jun 2020	Jan - Jun 2019	June 2020	December 2019

USA (US Dollar)	1.102	1.130	1.120	1.123
United Kingdom (Sterling)	0.874	0.873	0.913	0.851
Argentina (Argentine Peso) (3)	78.883	48.265	78.883	67.259
Brazil (Brazilian Real)	5.347	4.343	6.131	4.526
Chile (Chilean Peso)	894.831	762.875	919.447	840.795
Colombia (Colombian Peso)	4,048.665	3,600.788	4,205.533	3,680.056
Costa Rica (Colon)	633.312	681.199	653.168	647.249
Mexico (Mexican Peso)	23.618	21.644	25.851	21.184
Nicaragua (Cordoba)	37.553	36.964	38.446	37.999
Peru (Peruvian Nuevo Sol)	3.761	3.753	3.961	3.721
Uruguay (Uruguayan Peso)	45.360	38.188	47.261	41.895
Venezuela (3)	350,934.727	9,004.900	350,934.727	76,863.861
(1) Average exchange rate for the period
(2) Exchange rates as of 30/06/20 and 31/12/19
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs. the Euro (in the case of Venezuela Telefónica uses a synthetic exchange rate)

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	June 2020

	EUR	LATAM	GBP	USD

Net financial debt plus Lease Liabilities structure by currency	67%	16%	16%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	June 2020
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	94%	9%	(4%)
(1) Includes positive value of derivatives and other financial debt

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB	A-2	Negative	4/1/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009

Appendix
Key Holdings of the Telefónica Group

	% Stake		% Stake

TELEFÓNICA ESPAÑA	100.0	OTHER STAKES
		China Unicom	0.6
TELEFÓNICA UK	100.0	BBVA	0.7
		Prisa (1)	9.4
TELEFÓNICA DEUTSCHLAND	69.2
		(1) As of 20 February 2018, stake communicated to CNMV
TELEFÓNICA BRASIL	73.7

TELEFÓNICA INFRA
Telxius Telecom	50.0

TELEFÓNICA HISPAM
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Chile	99.1
Telefónica del Perú	98.9
Telefónica Colombia	67.5

Changes to the Perimeter

During the January-June 2020 period, the following changes have been made to the consolidation perimeter:
•On 28 February 2020, after obtaining the relevant regulatory approvals, Telefónica's subsidiary, Telefónica de Contenidos, S.A.U., 100% of which is directly owned by Telefónica, acquired 50% of the shares in Prosegur Alarmas España, S.L. from Prosegur Compañía de Seguridad, S.A. This company was incorporated in the Telefónica España segment under the equity consolidation method.
•On 31 March 2020, Latin America Cellular Holdings, S.L. (LACH) acquired through the Lima Stock Exchange 11,455,712 shares from the minority shareholders of Telefónica del Perú, S.A.A. On 23 April 2020, 767,595 additional shares were acquired, increasing Telefónica's stake in Telefónica del Perú, S.A.A to 98.9%.

Alternative performance measures

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenues.
Reported figures for 2019 and 2020 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t2-data.zip/. OIBDA is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2020 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortisation, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the condensed consolidated interim financial statements for the six-months ended June 30, 2020 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.

From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of June 2020 can be found on page 17 of this document and in the financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t2-data.zip/. Net financial debt is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2020 (see "Alternative measures not defined in IFRS" in Note 2).
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data is available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t2-data.zip/.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t2-data.zip/. Free cash flow is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2020 (see "Alternative measures not defined in IFRS" in Note 2).
Organic Result
y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2020/2019 is defined as the reported variation adjusted by the following factors:
•Assumes average constant foreign exchange rates of 2019. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, excludes write-offs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and non-recurrent material impacts.
•CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/documents/162467/145816197/rdos20t2-data.zip/.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance. Unlike the organic result, no exchange rate nor hyperinflation, nor perimeter adjustments are made to the underlying result. Likewise, due to the adoption of IFRS 16 in 2019, it has been considered appropriate to present the underlying result in accordance with current accounting standards (previously presented excluding the impact of IFRS 16). As in the case of the measures “Net financial debt plus leases” and “Free cash flow excluding principal lease payments” explained above, this measure cannot be presented comparatively with periods prior to 2019. However, the Company provides quarterly data from 2019.

The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Excludes write-downs, capital gains/losses from the sale of companies and asset sales (material), restructuring expenses and material non-recurrent impacts.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/documents/162467/145816197/rdos20t2-data.zip/.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 39 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2020 submitted to the CNMV, in Note 2, page 14 of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.